Exhibit 99.1

Lima, Peru, February 06, 2017 – Credicorp (NYSE:BAP) announced its unaudited results for the fourth quarter of 2016. These results are consolidated according to IFRS in Soles.

Fourth Quarter Results 2016

In 4Q16, Credicorp reported net income of S/ 894.9 million, which represented an ROAE and ROAA of 18.5% and 2.3%, respectively. After deducting the non-recurring expense for the translation loss, the recurring net income is S/ 895.7 million, which translates into a recurring ROAE and ROAA of 18.6% and 2.3% respectively.

The QoQ evolution shows:

• The lowest QoQ loan growth of the year (+0.5%); nevertheless the portfolio mix reported more significant growth in higher-margin segments such as Retail Banking, Mibanco, and BCP Bolivia.

• The evolution of the loan mix, and lower interest expenses led to a +6.8% QoQ increase in net interest income (NII), which allowed the net interest margin (NIM) to increase +34 bps and situate at 5.71%.

• Net provisions for loan losses increased +18% QoQ after registering in 3Q16 the lowest level in the last three years. In this context, the cost of risk rose to 1.94%, which coupled with the satisfactory evolution of NIM translated into an increase of +16 bps in NIM after provision.

• Fee income, the main component of non-financial income, reported a quarterly record-high despite a less dynamic environment and high competition. Nevertheless, total non-financial income contracted -6.8% QoQ due to lower gains on sales of securities and on foreign exchange transactions.

• The insurance underwriting result fell -18.7% QoQ due to an increase in the net loss ratio in property and casualty insurance and, to a lesser extent, in life insurance.

• Operating income generation improved (+4.2% QoQ) and offset +3.5% growth in the operating expenses considered in the efficiency ratio, which led to a -30 bps drop in this ratio despite seasonality relative to administrative and general expenses, which is present every 4Q.

In accumulated terms, net income at Credicorp totaled S/ 3,514.6 million, which represented a 13.7% increase over 2015’s figure and led to an ROAE and ROAA of 19.6% and 2.3%, respectively. If we exclude the non-recurring elements of the business, recurring net income was situated at S/ 3,439.8 million. This represents an increase of +16.2% with regards to last year’s, and translated into a recurring ROAE and ROAA of 19.3% and 2.2%, respectively. The results in 2016 reflect Credicorp’s ability to handle low-growth and highly competitive environment, such as that of 2016. The good evolution of business was primarily due to:

• The 5.9% increase in NII in an environment of low loan growth (+ 4.9% in quarter-end balances and +4.1% in average daily balances)

• The -5.1% drop in net provisions for loan losses after the efforts rolled out since 2014 to improve the portfolio’s risk quality, which translated into a cost of risk of 1.88%, 20 bps lower than that of the previous year. This led NIM after provisions to increase 2 bps.

• Growth of +4.8% in fee income, the main component of non-financial income at Credicorp, which helped offset the contraction in gains on foreign exchange transactions (-9.8%)

• The increase of +7.5% in the insurance underwriting result, which was attributable to growth of +8.8% in net premiums that was accompanied by a highly controlled net loss ratio and acquisition cost

• Good control of operating expenses, which increased only +4% with regard to 2015’s figure, allowed the efficiency ratio to remain at 43.3% in an environment in which income growth was less-than-expected.

Table of Contents

Credicorp (NYSE: BAP): Fourth Quarter Results 2016	3
Executive Summary	3
1. Interest-earning assets (IEA)	8
1.1 Evolution of IEA	8
1.2 Credicorp Loans	9
1.2.1 Loan evolution by business segment	9
1.2.2 Evolution of dollarization by segment	12
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	12
1.2.4 Market share in loans	13
2. Funding Sources	14
2.1 Funding Structure	14
2.1 Deposits	16
2.2.1 Deposit dollarization	16
2.2.2 Market share in Deposits	17
2.3 Other funding sources	18
2.4 Loan / Deposit (L/D)	19
2.5 Funding Cost	19
2.6 Mutual Funds	21
3. Portfolio quality and Provisions for loan losses	22
3.1 Provisions for loan losses	23
3.2 Portfolio Quality	23
3.2.1 Delinquency ratios by business segment	25
4. Net Interest Income (NII)	29
4.1 Interest Income	30
4.2 Interest Expenses	30
4.3 Net Interest Margin (NIM)	31
5. Non-Financial Income	33
5.1 Fee Income	35
1.1.1. By subsidiary	35
1.1.2. Banking Business	36
6. Insurance Underwriting Result	37
6.1 Net earned premiums	37
6.2 Net claims	38
6.3 Acquisition cost	39
7. Operating Expenses and Efficiency	40
8. Regulatory Capital	42
8.1 Regulatory Capital – BAP	42
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	43
9. Distribution channels	45
10. Economic outlook	47
11. Appendix	53
11.1 Credicorp	53
11.2 BCP Consolidated	55
11.3 Mibanco	58
11.4 BCP Bolivia	59
11.5 Credicorp Capital	60
11.6 Atlantic Security Bank	61
11.7 Grupo Pacifico	65
11.8 Prima AFP	65
11.9 Table of calculations

Credicorp (NYSE: BAP): Fourth Quarter Results 2016

Executive Summary

Credicorp Ltd.	Quarter			Change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015

Net interest income	1,975,440	1,959,424	2,092,509	6.8%	5.9%	7,464,895	7,902,842	5.9%
Provision for loan losses, net of recoveries	(502,574)	(389,086)	(459,261)	18.0%	-8.6%	(1,880,898)	(1,785,495)	-5.1%
Net interest income after provisions	1,472,866	1,570,338	1,633,248	4.0%	10.9%	5,583,997	6,117,347	9.6%
Non-financial income	948,554	1,038,655	968,094	-6.8%	2.1%	3,811,793	3,998,875	4.9%
Insurance services underwriting result	134,392	136,700	111,202	-18.7%	-17.3%	476,235	511,806	7.5%
Operating expenses	(1,558,143)	(1,429,847)	(1,488,945)	4.1%	-4.4%	(5,557,993)	(5,677,690)	2.2%
Operating income	997,669	1,315,846	1,223,599	-7.0%	22.6%	4,314,032	4,950,338	14.7%
Translation results	32,733	(2,583)	(905)	-65.0%	-102.8%	46,563	(60,624)	-230.2%
Income taxes	(297,398)	(338,018)	(304,980)	-9.8%	2.5%	(1,197,207)	(1,279,734)	6.9%
Net income	733,004	975,245	917,714	-5.9%	25.2%	3,163,388	3,609,980	14.1%
Non-controlling interest	1,872	25,451	22,747	-10.6%	N/A	71,082	95,398	34.2%
Net income attributed to Credicorp	731,132	949,794	894,967	-5.8%	22.4%	3,092,306	3,514,582	13.7%
Non-recurring income (expense)(1)	(37,419)	(2,084)	(753)	-63.9%	-98.0%	131,547	74,706	-43.2%
Recurring net income	768,551	951,878	895,720	-5.9%	16.5%	2,960,759	3,439,876	16.2%
Net income/share (S/)	9.17	11.91	11.22	-5.8%	22.4%	38.77	44.06	13.7%
Total loans	90,328,499	94,319,220	94,780,539	0.5%	4.9%	90,328,499	94,780,539	4.9%
Deposits and obligations	90,593,302	88,709,612	86,119,855	-2.9%	-4.9%	90,593,302	86,119,855	-4.9%
Net equity	16,128,015	19,116,945	19,656,133	2.8%	21.9%	16,128,015	19,656,133	21.9%
Profitability
Net interest margin	5.55%	5.37%	5.71%	34 bps	16 bps	5.60%	5.44%	-16 bps
Net interest margin after provisions	4.14%	4.30%	4.46%	16 bps	32 bps	4.19%	4.21%	2 bps
Funding cost	2.0%	2.15%	2.10%	-5 bps	9 bps	1.97%	2.10%	13 bps
ROAE	18.7%	20.7%	18.5%	-220 bps	-20 bps	20.5%	19.6%	-90 bps
Recurring ROAE (2)	19.8%	20.8%	18.6%	-220 bps	-120 bps	19.7%	19.3%	-40 bps
ROAA	1.9%	2.4%	2.3%	-10 bps	40 bps	2.1%	2.3%	20 bps
Recurring ROAA (3)	2.0%	2.4%	2.3%	-10 bps	30 bps	2.0%	2.2%	20 bps
Loan portfolio quality
Delinquency ratio over 90 days	1.80%	2.12%	2.13%	1 bps	33 bps	1.80%	2.13%	33 bps
Internal overdue ratio (4)	2.56%	2.79%	2.76%	-3 bps	20 bps	2.56%	2.76%	20 bps
NPL ratio (5)	3.4%	3.64%	3.65%	1 bps	24 bps	3.41%	3.65%	24 bps
Cost of risk (6)	2.2%	1.65%	1.94%	29 bps	-29 bps	2.08%	1.88%	-20 bps
Coverage of internal overdue loans	166.2%	155.4%	160.6%	520 bps	-560 bps	166.2%	160.6%	-560 bps
Coverage of NPLs	124.7%	118.9%	129.2%	1030 bps	450 bps	124.7%	129.2%	450 bps
Operating efficiency
Efficiency ratio (7)	44.4%	43.8%	43.5%	-30 bps	-90 bps	43.3%	43.3%	0 bps
Operating expenses / Total average assets	3.7%	3.7%	3.8%	10 bps	10 bps	3.8%	3.6%	-20 bps
Insurance ratios
Combined ratio of P&C (8)(9)	86.5%	88.0%	97.5%	950 bps	1100 bps	90.1%	91.3%	120 bps
Loss ratio (9)	59.7%	56.9%	61.8%	490 bps	210 bps	58.9%	58.4%	-50 bps
Underwriting result / net earned premiums (9)	20.2%	16.2%	9.1%	-710 bps	-1110 bps	15.8%	14.5%	-130 bps
Capital adequacy (10)
Tier 1 Capital (S/ Million) (11)	9,716	10,772	10,761	-0.1%	10.8%	9,716	10,761	10.8%
Common equity tier 1 ratio (12)	9.34%	10.64%	11.08%	44 bps	174 bps	9.34%	11.08%	174 bps
BIS ratio (13)	14.34%	15.56%	15.35%	-21 bps	101 bps	14.34%	15.35%	101 bps
Employees	33,658	33,115	33,283	0.5%	-1.1%	33,658	33,283	-1.1%

(1) Includes non-recurring income / (expense) and translation results (net of taxes).

(2) Recurring ROAE: recurring net income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(3) Recurring ROAA: recurring net income is used for calculations.

(4) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(5) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(6) Cost of risk: Annualized provision for loan losses / Total loans.

(7) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned]

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) All Capital ratios are for BCP Stand-slone and based on Peru GAAP

(11) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(12) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(13) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

Credicorp reported net income of S/ 894.9 million and an ROAE and ROAA of 18.5% and 2.3% respectively in 4Q16. This represents a solid result, particularly given low loan growth in the banking business, Credicorp’s main business. It is important to note that recurring net income totaled S/ 895.7 million (-5.9% QoQ and +16.5% YoY), a figure that reflects a good level of profitability with recurring ROAE and ROAA of 18.6% and 2.3% respectively.

Credicorp’s NII increased +6.8% QoQ and +5.9% YoY, which indicated better performance in 2016. This result was due primarily to an increase in interest income due to growth in interest on loans (+2.1% QoQ and +5.4% YoY), which was in line with an increase in average daily loan balances (+1.1% QoQ and +4.1% YoY). In this context the evolutions of SME-Business, SME-Pyme and Mibanco were noteworthy. Growth in interest income QoQ was accompanied by a -3% drop in interest expenses. This decline was mainly attributable to lower interest expenses on bonds, which offset the increase in interest expenses on deposits.

The aforementioned translated into an increase of +34 bps QoQ and +16 bps YoY in Credicorp’s NIM (5.37% in 3Q16 and 5.71% in 4Q16), which was associated with the fact that NII expanded significantly while average IEAs posted virtually no growth. This reflects the group’s strategy to increase profitability by increasing the IEA share of loans and investments. The recovery posted in NIM in 4Q16 helped reduce the contraction that this indicator reported until last quarter.

Total loans, the most profitable asset, increased their share of IEA (64.7% in 4Q16 vs. 64.3% in 3Q16). This improved the profitability level of these assets in 4Q16. Although loans reported nominal growth QoQ of +0.5%, low loan growth at Credicorp primarily reflects: (i) virtually no growth at BCP Stand-alone, which was due to a contraction in the Wholesale Banking portfolio that was offset by an increase in activity in Retail Banking and in SME-Business and SME-Pyme in particular; (ii) loan contraction at ASB (-4.9% QoQ).; and (iii) loan growth at Mibanco (+3.0% QoQ) and BCP Bolivia (+2.6% QoQ), which helped offset the aforementioned effects.

In terms of loans by business segments, in average daily balances, the Retail Banking portfolio expanded +1.7% QoQ. This was due primarily to loan expansion in LC, which was attributable to increases in loans in all segments except for Mortgage, and to a lesser extent, to the increase in FC loans in SME-Business. After three years of leading loan growth at Credicorp, Wholesale Banking reported a QoQ contraction due to a decline in average daily balances at Corporate Banking and Middle Market Banking. Additionally, Mibanco, BCP Bolivia and ASB reported growth of +3.4%, +2.9% and +3% QoQ respectively.

The funding cost at Credicorp fell QoQ, in line with the drop in financial expenses for bonds and subordinated debt and better results in the derivative business. The 5 bps reduction in the funding cost at Credicorp was due to a slight reduction in the funding cost at all of the banking subsidiaries.

The L/D ratio at Credicorp increased 380 bps QoQ to situate at 110.1% due to the QoQ drop in deposits. Total deposits contracted -2.9% QoQ, mainly at BCP Stand-alone and, to a lesser extent, at ASB, due to a drop in the levels of time and demand deposits, both interest bearing and non-interest bearing. It is important to note the effect of the depreciation of the US Dollar, which accounts for approximately 70 bps of the drop in total deposits, mainly at BCP Stand-alone.

In terms of portfolio quality, in 4Q16, the portfolio quality ratios remained relatively stable with regard to the levels posted in 3Q16 (-3 bps QoQ in the internal overdue ratio and +1 bp in the NPL ratio). The cost of risk increased QoQ to situate at 1.94% after registering the lowest level in the last three years in 3Q16 (1.65%). Nevertheless, it is important to note that the level reported in 4Q16 represents a satisfactory result that also reflects a more normalized level after the efforts that have been rolled out over the past few years to improve the quality of loan risk.

Fee income, which is the main component of non-financial income, reported a quarterly record-high that represented growth of 1.7% QoQ despite a less dynamic environment and high competition. The aforementioned helped offset lower gains on sales of securities and on foreign exchange transactions, both of which reported unusually high levels last quarter. In this context, non-financial income contracted -6.8% QoQ.

The insurance underwriting result fell 18.7%, mainly due to a higher loss ratio in property and casualty insurance and to a lesser extent, in the life insurance business in a quarter in which net premiums were at levels similar to those seen in 3Q16.

In terms of operating efficiency, the efficiency ratio was situated at 43.5% in 4Q16, which fell -30 bps below the 43.8% reported in 3Q16. This evolution was due to an increase in operating income QoQ, which was in line with a higher NII level and growth in banking service fees, mainly at BCP Stand-alone and Mibanco. These increases boosted an improvement in the efficiency ratio given that operating expenses also grew, but to a lesser extent.

Finally, in terms of capital, Credicorp maintained a comfortable level of capitalization, which represented 1.23 times the capital required by the regulator in Peru at the end of 4Q16. At BCP Stand-alone (Peruvian accounting GAAP), the ratios remained very adequate and above the regulatory limit with a BIS ratio of 15.35%, Tier 1 of 10.41% and, particularly noteworthy, a common equity Tier 1 ratio of 11.08% vs. 10.64% in 3Q16.

Results 2016 vs 2015

Credicorp posted excellent performance in 2016 despite a macroeconomic environment that was characterized by low growth in internal demand, which was reflected in low growth in loans in the Peruvian Financial System and an increase in deliquency in some banking segments. In this context, net income totaled S/ 3,514.6 million, which represented a +13.7% increase with regard to the figure reported in 2015. This in turn represented a ROAE and ROAA of 19.6% and 2.3% respectively. In terms of the recurring business, recurring net income was S/ 3,439.9 million, which represented a +16.2% increase with regards to the figure in 2015. This translated into a Recurring ROAE of 19.3% and a recurring ROAA of 2.2% (vs 19.7% and 2.0% in 2015, respectively).

Satisfactory performance in 2016 was due mainly to:

(i)	The +5.9% increase in net interest income, which was in turn attributable to higher interest income on loans (+8.9%). This is particularly noteworthy given that average daily loan balances posted low growth of +4.1%, which offset the +12.8% increase in interest expenses. The aforementioned implied a -16 bps drop in NIM, which was in line with expectations after NIM in 3Q was -36 bps below the level posted at the same time last year.

(ii)	The -5.1% drop in net provisions for recoveries, which reflects lower growth in gross provisions (+2.6%), which was attributable to an improvement in the risk quality of new vintages and to an increase in recoveries and reversals. In this context, the cost of risk was situated at 1.88%, -20 bps below the 2.08% reported last year.

(iii)	The +4.9% increase in non-financial income was buoyed by +4.8% growth in fee income, mainly in the banking business. This evolution is very satisfactory considering the domestic economic environment, which affected the banking business by spurring low loan growth and a decrease in transactional activity. The aforementioned was strengthened by a higher net gain on sales of securities, which registered significant growth of +438.1% with regard to 2015 that was mainly attributable to extraordinary income from the sales of BCI shares in 2Q16 and to an improvement in the performance of the investment portfolio. Even if we exclude non-recurring income in 2016, annual recurring growth would be situated at 230.9%. All of these factors helped offset the contraction in gains on foreign exchange transactions, which was attributable to a decrease in the transaction volume the fact that the exchange rate was less volatile in 2016. This evolution is in line with expectations given that in 2015 this business’s volume was higher due to the de-dollarization program.

(iv)	The increase of +7.5% in the insurance underwriting result due to +8.8% growth in net earned premiums. This year, Pacifico posted a combined ratio of 91.3% and a net loss ratio of 58.4%, levels that are relatively stable with regards to those posted in 2015, which were situated at 90.1% and 58.9% respectively.

(v)	Control over operating expenses kept growth at 4% in an environment in which income generation grew less-than-expected due to marginal growth in loans. In this context, the efficiency ratio at Credicorp was situated at 43.3% and remained stable with regard to 2015’s level. This result is outstanding considering that the ratio posted a deterioration of 30 bps YoY until the end of 3Q16.

Finally, with regard to loans, it is important to note that despite low growth the NII evolved positively given that loan expansion was led by SME-Business, SME-Pyme, Mibanco and BCP Bolivia, which offer higher margins that those associated with Wholesale Banking, which led loan growth for three consecutive years.

Credicorp and subsidiaries

Earnings contribution	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Banco de Crédito BCP (1)	646,544	740,240	740,347	0.0%	14.5%	2,420,601	2,708,091	11.9%
Mibanco (2)	53,860	83,539	99,208	18.8%	84.2%	212,374	320,414	50.9%
BCB	14,963	20,599	18,534	-10.0%	23.9%	57,384	80,703	40.6%
Grupo Pacífico (3)	61,908	87,196	61,174	-29.8%	-1.2%	344,507	299,099	-13.2%
Prima AFP	38,384	41,840	34,358	-17.9%	-10.5%	162,083	155,813	-3.9%
Credicorp Capital	(44,461)	19,179	16,591	-13.5%	137.3%	391	78,945	N/A
Atlantic Security Bank	15,951	57,220	41,629	-27.2%	161.0%	133,923	142,393	6.3%
Others (4)	(2,158)	(16,479)	(17,666)	7.2%	N/A	(26,583)	49,538	286.4%
Net income Credicorp	731,131	949,794	894,967	-5.8%	22.4%	3,092,307	3,514,582	13.7%
Recurring net income Credicorp (5)	768,550	951,907	895,720	-5.9%	16.5%	2,960,760	3,439,878	16.2%

Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly).

(3) The figure is higher than the net income after minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(4) Others refers to Grupo Credito (excluding Prima), Atlantic Security Holding Corporation (excluding ASB), and others of Credicorp Ltd.

(5) Excludes non-recurring income / (expense) and translation results (net of taxes).

ROAEs *

	Quarter			Year
ROAE	4Q15	3Q16	4Q16	2015	2016
Banco de Crédito BCP(1)	22.7%	23.5%	22.1%	22.4%	22.5%
Mibanco (2)	16.4%	23.6%	26.3%	17.1%	22.1%
BCB	10.8%	13.8%	12.0%	10.6%	13.4%
Grupo Pacífico (3)	14.6%	15.0%	10.6%	19.7%	15.0%
Prima	27.5%	30.7%	23.3%	27.5%	26.2%
Credicorp Capital	-31.1%	10.8%	8.5%	0.1%	11.7%
Atlantic Security Bank	9.5%	27.9%	19.2%	20.1%	18.2%
Credicorp	18.7%	20.7%	18.5%	20.5%	19.6%
Recurring ROAE Credicorp (4)	19.8%	20.8%	18.6%	19.7%	19.3%

* These figures differ from those previously reported; these ratios have been calculated using the total contribution of each subsidiary to Credicorp.

(1) Figures do not include the gain on sale of BCI shares reported in 1Q15. The Recurring ROAE is 22.5% in 4Q15, 23.6% in 3Q16 and 22.1% in 4Q16. In annual terms, 22.3% in 2015 and 22.8% in 2016.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 14.8% in 4Q15, 21.4% in 3Q16 and 24.0% in 4Q16. In annual terms, 15.4% in 2015 and 20.1% in 2016.

(3)Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 14.5% in 4Q15, 19.1% in 3Q16 and 12.9% in 4Q16. In annual terms, 21.8% in 2015 and 16.1% in 2016.

(4)Recurring ROAE = (Net income attributable to Credicorp - Non-recurring income/expenses after taxes)*4 / Average (Net equity - Non-recurring Income / expenses after taxes).

Non recurring income and / or expense – Credicorp

				Quarter			Year
				4Q15	3Q16	4Q16	2015	2016
	Net income Credicorp			731,131	949,794	894,967	3,092,304	3,514,585
	Subsidiaries	Explanation	Affected line in the P&L	-	-	-	-	-
	Grupo Pacífico	- Agreement with Banmédica	Non-financial income - Net gain on subsidiaries	-7,609	-	-	99,391	-
			Non-financial income
	Atlantic Security Bank	- Sale of a fund position	- Other income	-	-	-	58,963	-
			- Net gain on sales of securities
	Credicorp Capital	-Puts&Calls	Operating expenses	-	-	-	-	-
		- Impairment and others	- Others	-61,538	-	-	-61,538	-
Non-recurring items*		- BCI	Non-financial income Net gain on sales of securities	-	-	-	-	120,199
	Others
		- Others, mainly a non-	Non-financial income
		recurring income from Edyficar	- Net gain on sales of securities	2,491	-	-	2,491	-

	Translation result			29,237	-2,084	-753	32,241	-45,493
Total non-recurring income / expense*				-37,419	-2,084	-753	131,547	74,706
Recurring net income Credicorp				768,550	951,878	895,720	2,960,757	3,439,878

* Figures net of taxes

BCP Consolidated reported a contribution to Credicorp of S/ 740 million, which is similar to last quarter’s level, but represented a +14.5% increase compared to 4Q15. This year’s good performance was due to the improvement in the NII, the significant decrease in net provisions for loan losses and operating expenses, as well as the increase in MiBanco’s contribution to BCP earnings, which offset the slight decrease in non-financial income. In this context, BCP Consolidated’s ROAE for 3Q16 was 22.1%. This figure was lower than 23.5% and 22.7% posted in 3Q16 and 4Q15, respectively. In annual accumulated terms, BCP Consolidated contributed S/ 2,708 million (+11.9%) to Credicorp and reported an ROAE of 22.5%, which topped the ROAE registered in 2014 by 1bp. These good results were mainly due to the growth of the NII in +6.1% and the decrease of net provisions for loan losses of -5.4%. Finally, BCP Consolidated’s efficiency ratio fell -2 bps.

Mibanco reported a net contribution to Credicorp of S/99.2 million and an ROAE of 26.3% at the end of 4Q16. These results represent growth QoQ in Mibanco’s contribution, which was mainly due to an increase in NII. The NII evolution (+5.8% QoQ) is due primarily to loan growth in the small business segment. The IOL loan ratio improved QoQ (-10bps) while the NPL ratio remained stable. Provisions for loan losses in 4Q16 reached levels that are typical for this business after having reported the lowest figure this year in 3Q16 due to an improvement in portfolio quality. Mibanco’s efficiency ratio fell -130 bps QoQ, which was in line with an increase in NII. In the accumulated results, Mibanco’s net contribution to Credicorp was S/ 320.4 million, which represented growth of +51%, while ROAE was situated at 22.1%. This was due to (i) an increase in NII, which was in line with significant growth in loans YoY (+10%) and to a lesser degree, (ii) a drop in net provisions for loan losses. In this context, the IOL ratio, the NPL ratio and the efficiency ratio posted improvements at the end of 2016.

BCP Bolivia reported a contribution of S/18.5 million in 4Q16. This represented a 10.0% drop QoQ, The decline observed in the contribution was due to: (i) a -0.5% drop in NII after provisions and, (ii) growth of 11.2% in income taxes. Loans increased +2.6% QoQ, which situated BCP Bolivia in fourth place in the Bolivian financial system at the end of 4Q16 with a market share of 9.1%. In accumulated terms, net income at BCP Bolivia in 2016 totaled S/80.7 million, which topped the S/ 57.4 million posted in 2015 by 40.6%. This was due to: (i) an increase in NII of 24.2%, which was associated with loan growth; (ii) 13.4% growth in non-financial income due to an increase in fee income and an increase in gains on sales of securities.

In 4Q16 Grupo Pacífico reported a contribution of S/ 61.2 million, which fell below last quarter’s figure. This was due primarily to an increase in the loss ratio in property and casualty. In the YoY analysis, the underwriting result dropped slightly due to an atypical acquisition cost in 4Q15. In the accumulated result, and excluding non-recurring income, the contribution in 2016 was situated at S/ 299.1 million, which represents growth of 22% compared to the contribution of 2015, which was S/ 245.1 million.

In 4Q16, Prima AFP’s contribution to Credicorp was S/ 34.4 million. This represented a decrease of -17.9% QoQ and -10.5% YoY, and translated into an ROAE of 23.3% for the quarter. The drop in the contribution level was due primarily to higher expenses (seasonality) and to an adjustment in the income tax line for - S/4.2 MM due to a change in the tax rate. Operating income fell QoQ by -7.4% due to higher expenses. The efficiency ratio in 4Q16 was situated at 46.9%, which topped 3Q16’s level of 42.2%. This deterioration was due to higher marketing and general expenses in the last quarter of the year due to seasonality. Prima AFP’s funds under management totaled S/ 43,213 million, which represented a market share of 31.7% of the system’s total funds.

Credicorp Capital reported a contribution of S/16.6 million to Credicorp for the fourth quarter of the year. Non-financial income totaled S/.134.3 million with a noteworthy increase in fee income (+24.0% QoQ) despite a drop in net gains on sales of securities (-69.1% QoQ). The good evolution of fee income was driven primarily by the Corporate Finance business, which closed important deals at the end of the year, particularly in Peru (M&A) and Colombia (Advisory Services and Loans). Asset Management reported significant income this quarter, which was driven by the fund distribution business. Gains on sales of securities posted a drop in the proprietary portfolio due to a complicated market environment. Finally, expenses rose this quarter (+3.0%), which was primarily attributable to a move to regularize some expenses that had not been covered by provisions during the year. In the accumulated result, the contribution in 2016 was situated at S/ 79 million, which represents important growth with regard to 2015’s, when Credicorp Capital’s contribution to Credicorp was low.

ASB reported a contribution of S/ 41.6 million to Credicorp in 4Q16, which represented a drop with regard to 3Q16’s figure (S/57.2MM). This corresponds to lower earnings in securities available for sale and trading. The ROAE was situated at 19.2%, which reflected a decline with regard to the figure posted in 3Q16 (27.9%). The efficiency ratio was situated at 20.2%, which reflected lower earnings this quarter. The BIS ratio was 19.6%, which is an improvement over last quarter, when the ratio was situated at 16.9%. In the accumulated result, the contribution in 2016 was situated at S/ 142 million, which represents growth of 6.2% compared to the contribution of 2015, which was S/ 134 million.

1.	Interest-earning assets (IEA)

IEA reported a level similar to that reported last quarter and reflected low growth YoY due to low growth in loans, the group’s most important and profitable asset. The QoQ and YoY evolution also reflects a restructuring of IEA to favor more profitable assets such as loans, followed by investments available for sale and investments held to maturity. In the case of loans, expansion was led by Retail Banking, followed by Mibanco and BCP Bolivia. The evolution of these businesses helped offset the effects of slower activity in Wholesale Banking.

Interest earning assets	As of			% change
S/ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
BCRP and other banks	28,470,897	23,394,407	23,284,795	-0.5%	-18.2%
Interbank funds	180,030	207,518	147,713	-28.8%	-18.0%
Trading securities	2,673,424	4,609,582	4,474,118	-2.9%	67.4%
Investments available for sale	18,868,752	19,949,532	18,637,050	-6.6%	-1.2%
Investment held to maturity	3,582,129	4,243,603	5,118,419	20.6%	42.9%
Total loans	90,328,499	94,319,220	94,780,539	0.5%	4.9%
Total interest earning assets	144,103,731	146,723,862	146,442,634	-0.2%	1.6%

1.1	Evolution of IEA

Total loans

Total loans, the most profitable assets, increased their share of IEA (64.7% in 4Q16 vs. 64.3% in 3Q16). This led to an improvement in the profitability of these assets this quarter, as it will be explained later in the report.

Although loans registered a nominal QoQ increase of +0.5%; the currency-adjusted growth rate was 1.0% in a context in which the Sol appreciated +1.29% QoQ and the level of dollarization was situated at 40.0%. Low loan growth at Credicorp primarily reflects:

(i)	Virtually no growth in BCP Stand-alone. This was due primarily to a contraction in Wholesale Banking, which was in turn offset by more activity in Retail Banking and, in particular, in the SME-Business and SME-Pyme segments.

(ii)	Loan contraction at ASB (-4.9% QoQ).

(iii)	Better dynamism in Mibanco (+3.0% QoQ) and BCP Bolivia (+2.6% QoQ), which helped offset the aforementioned effects.

The YoY evolution reflected slower growth in loans, which increased +4.9%. This figure fell below those posted in previous quarters (+16.8% in 1Q, +9.8% in 2Q and 7.4% in 3Q). The currency-adjusted growth rate was +5.6%, which was in line with the appreciation of the Sol of +1.6% YoY. In this context of low loan growth, it is important to note loan expansion at Mibanco (+10.1%) and BCP Bolivia (+15.9%), which offset low loan growth at BCP Stand-alone.

Investments

Investments fell -2.0% QoQ, which was due primarily to a decrease in investments at BCP Stand-alone, which was in turn due to (i) a drop in investments available for sale (-14.3% QoQ) after a sovereign bond was transferred to the investments held to maturity portfolio and the sale of instruments; as well as to (ii) a drop in trading securities (-6.5% QoQ), which was basically attributable to sales of BCRP CDs and Peruvian government bonds.

YoY growth in investments reflects the higher level of trading securities at BCP Stand-alone due to an increase in the balances of BCR CDs and in investment grade government bonds. Expansion is also attributable to an increase in debt instruments at Credicorp Capital, and to growth in investments held to maturity at BCP Stand-alone, which was mainly due to higher balances of Peruvian government bonds.

All the aforementioned show the investment strategy to increase IEAs profitability in a context of low loan growth.

Other IEA

BCRP and other banks posted a slight drop due to a lower volume of overnight deposits in BCRP at BCP Stand-alone, which was to a certain extent offset by the increase in Credicorp Capital’s deposits in foreign banks.

In the YoY analysis, the -18.2% drop in BCRP and other banks was due to a decrease in reserves held at BCRP. This drop was due to a reduction in the average reserve rate in US Dollars, which fell from 30.4% in December 2015 to 27.7% in December 2016, in line with the decline in US Dollar-denominated deposits.

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% change		% Part. in total loans
	4Q15	3Q16	4Q16	QoQ	YoY	4Q15	4Q16
BCP Stand-alone	75,743	77,295	77,799	0.7%	2.7%	83.3%	82.1%
Wholesale Banking	40,862	41,178	41,040	-0.3%	0.4%	44.9%	43.3%
Corporate	26,818	27,392	27,310	-0.3%	1.8%	29.5%	28.8%
Middle - Market	14,044	13,786	13,730	-0.4%	-2.2%	15.4%	14.5%
Retail Banking	34,250	35,413	36,026	1.7%	5.2%	37.7%	38.0%
SME - Business	4,064	4,460	4,703	5.4%	15.7%	4.5%	5.0%
SME - Pyme	7,429	7,598	7,833	3.1%	5.4%	8.2%	8.3%
Mortgage	12,164	12,609	12,507	-0.8%	2.8%	13.4%	13.2%
Consumer	6,442	6,446	6,557	1.7%	1.8%	7.1%	6.9%
Credit Card	4,152	4,299	4,427	3.0%	6.6%	4.6%	4.7%
Others (1)	630	704	734	4.2%	16.5%	0.7%	0.8%
Mibanco	7,656	8,158	8,432	3.4%	10.1%	8.4%	8.9%
Bolivia	4,509	5,159	5,308	2.9%	17.7%	5.0%	5.6%
ASB	3,051	3,086	3,179	3.0%	4.2%	3.4%	3.4%
BAP’s total loans	90,958	93,698	94,718	1.1%	4.1%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

Highest growth in volumes
Largest contraction in volumes

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)					% part. by currency
	Expressed in million Soles					Expressed in million USD					4Q16
	4Q15	3Q16	4Q16	QoQ	YoY	4Q15	3Q16	4Q16	QoQ	YoY	LC	FC
BCP Stand-alone	46,758	48,768	48,950	0.4%	4.7%	8,636	8,433	8,545	1.3%	-1.1%	62.9%	37.1%
Wholesale Banking	20,132	20,606	20,259	-1.7%	0.6%	6,177	6,082	6,155	1.2%	-0.4%	49.4%	50.6%
Corporate	12,960	13,669	13,410	-1.9%	3.5%	4,129	4,057	4,117	1.5%	-0.3%	49.1%	50.9%
Middle-Market	7,172	6,937	6,849	-1.3%	-4.5%	2,048	2,025	2,038	0.6%	-0.5%	49.9%	50.1%
Retail Banking	26,444	27,879	28,384	1.8%	7.3%	2,326	2,227	2,263	1.6%	-2.7%	78.8%	21.2%
SME - Business	1,807	2,121	2,272	7.1%	25.8%	672	692	720	4.1%	7.1%	48.3%	51.7%
SME - Pyme	6,907	7,184	7,444	3.6%	7.8%	156	122	115	-5.8%	-26.1%	95.0%	5.0%
Mortgage	8,648	9,266	9,204	-0.7%	6.4%	1,048	989	978	-1.1%	-6.6%	73.6%	26.4%
Consumer	5,378	5,493	5,549	1.0%	3.2%	317	282	299	6.0%	-5.8%	84.6%	15.4%
Credit Card	3,704	3,815	3,916	2.6%	5.7%	133	143	151	5.7%	13.6%	88.5%	11.5%
Others (1)	183	284	307	8.2%	68.0%	133	124	126	1.7%	-5.0%	41.8%	58.2%
Mibanco	7,076	7,638	7,916	3.6%	11.9%	173	154	153	-0.6%	-11.6%	93.9%	6.1%
Bolivia	-	-	-	-	-	1,343	1,525	1,572	3.1%	17.0%	-	100.0%
ASB	-	-	-	-	-	909	912	941	3.2%	3.6%	-	100.0%
Total loans	53,834	56,406	56,866	0.8%	5.6%	11,061	11,025	11,211	1.7%	1.4%	60.0%	40.0%

(1) Includes Work out unit, and other banking.

Highest growth in volumes
Largest contraction in volumes

Loans measured in average daily balances can reflect trends or variations different than those posted in quarter-end balances given that the latter often include cancelations or disbursements of loans made at the end of the quarter, which affect average daily loan balances to a lesser extent.

QoQ loan growth in average daily balances was driven primarily by loan expansion at Mibanco, SME-Business, SME-Pyme and BCP Bolivia, which helped offset the loan contraction in Corporate Banking and Mortgage loans. The aforementioned has led Credicorp’s portfolio mix to post higher shares for segments with better margins. This has had a positive impact on NIM, as we will explain later.

After three years of leading growth in loans at Credicorp, Wholesale Banking reported a contraction QoQ due to a drop in average daily balances at Corporate Banking and Middle-Market Banking:

(i)	The QoQ contraction in Corporate Banking loans was primarily seen in the LC portfolio due to aggressive pricing competition in this segment. This was offset by significant growth in the FC portfolio, which was, to a certain extent, negatively affected by the depreciation in the US Dollar this quarter.

(ii)	The QoQ contraction in Middle-Market Banking loans was seen mainly in the LC portfolio.

With regard to the Retail Banking portfolio at BCP Stand-alone, loan expansion of +1.7% QoQ was due primarily to growth in LC loans, mainly in the SME-Pyme and SME-Business segments, and to a much lesser degree in Credit Cards:

(i)	The SME-Business segment reported an increase of +5.4% QoQ. The aforementioned was due to growth in LC loans, which was in line with seasonality due to end-of-year campaigns. The FC portfolio also registered growth this quarter.

(ii)	The SME-Pyme segment posted an increase of 3.1% QoQ due to portfolio expansion in LC, which was primarily attributable to end-of-year campaigns. The aforementioned was offset by a slight contraction in the FC portfolio.

(iii)	The Mortgage segment reported a contraction of -0.8% QoQ in loans in both FC and LC due to an increase in amortizations given that individuals were allowed to use 25% of their pension fund for this purpose.

(iv)	The Consumer segment reported slight growth QoQ due to growth in the LC and FC portfolio, which was in line with growth in personal loans with mortgage guarantees and in car loans.

(v)	The Credit Card segment grew 3.0% QoQ. Lower growth in Credit Cards is in line with the adjustments applied to the risk policy after delinquency began to rise in 4Q15.

BCP Bolivia posted lower loan growth of +2.9% QoQ vs +6.1% in 3Q16 in average daily balances. This evolution was due to more growth in Retail Banking due to expansion in mortgage loans after the government mandated lower rates for financing in the regulated portfolio (productive sector and low income housing), which must represent 60% of total loans by the end of 2018. Wholesale Banking also registered growth this quarter, but the figure was still lower than that reported in 3Q16.

Mibanco’s loans, measured in average daily balance, increased +3.4% QoQ which was higher than the 1.9% growth rate posted in 3Q16. This scenario continued to reflect the fact that Mibanco has posted a significant turnaround post-acquisition and following the portfolio clean-up process. It is important to note that 2H tends to be more dynamic, particularly in terms of clients in the micro and small business segment. Nevertheless, the current focus continues on improving risk quality of the portfolio rather than speeding-up loan growth because of the macroeconomic context. In this scenario, the speed of origination is still below this segment’s potential.

ASB reported growth of +3.0% QoQ in average daily balances. It is important to note that ASB maintains a good risk profile, which is reflected in the fact that its portfolio posts low delinquency levels and is 100% guaranteed.

Finally, the YoY analysis of total loans shows growth of +4.1%, which was led by BCP Bolivia, Mibanco and SME-Business. All these segments posted growth rates in loans significantly higher than the growth rate of BCP Stand-alone and of Credicorp. In this context, the portfolio mix reflects an increase in the share of these segments and a decrease in the share of Wholesale Banking loans, which fell from 44.9% in December 2015 to 43.3% in December 2016.

1.2.2	Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment (1) (2)

(1) Average daily balances.

(2) The participation of Credicorp’s portfolio is calculated including BCP Bolivia and ASB, but the chart shows only BCP Stand-alone and Mibanco’s loan books.

If we analyze the YoY evolution of dollarization, we see that the FC portfolio at Credicorp represents 40.0% of total loans at the end of 4Q16 vs. 40.8% in 4Q15. The level at BCP Stand-alone continues to dedollarize but at a much slower pace than the one seen throughout 2015. In this context, BCP Stand-alone reported loan dollarization level of 37.1% in 4Q16 vs. 38.3% in 4Q15.

1.2.3	BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan De-dollarization Program that set, among other points, goals for progressive de-dollarization by June 2015, December 2015 and December 2016 for the total FC portfolio with certain exceptions, and for the joint mortgage and car portfolio. The balance required at the end of December 2016 has been adjusted in the following way:

(i)	For the total FC portfolio, the balance at the end of December 2016 should represent no more than 80% of the total loan balance at the end of September 2013 (excluding certain loans); and

(ii)	For the FC mortgage and car loan portfolio, the balance at the end of December 2016 must represent less than 70% of the balance registered in February 2013.

The bases for both goals refer to quarter-end balances in local accounting but the level of compliance is measured by using average daily balances for the reporting month.

The following figures show the percentage of compliance at the end of December 2016:

Reduction target for total loans in FC - at the end of December 2016 -	Reduction target for “Mortgage & Car” loans in FC - at the end of December 2016 -

As is evident in the figures, BCP Stand-alone has achieved a comfortable compliance level for both loan portfolios in the de-dollarization program.

1.2.4	Market share in loans

Market share in Peru (1)

(1) Corporate and Middle Market: as of December 2016. All the remaining segments: as of November 2016.

(2) Mortgage segment includes Mibanco's market share of 1% as of December 2015, September and November 2016.

(3) Consumer segment includes Mibanco's market share of 2.2% as of December 2015, September and November 2016.

At the end of November 2016, BCP Stand-alone continued to lead the market with a share of 29.9%, which was significantly higher than the level posted by its closest competitor.

Corporate Banking maintained its leadership, going from 43.5% market share in September 2016 to 43.1% in December 2016. Middle-Market Banking increased its market share to 35.0%.

In terms of Retail Banking, BCP reported a stable market share and continued to lead in almost all of its segments with the exception of SME-Business, where it is in second place.

Mibanco (including Edyficar) increased its market share slightly in the Peruvian financial system, posting a share of 3.2% at the end of December 2016. If we analyze the SME-PYME segment in Peru, Mibanco increased its share from 21.1% in December 2015 and 22.3% in September 2016 in 22.4% in December 2016.

Finally, BCP Bolivia posted a stable market share QoQ and YoY (9.1% at the end of December 2016), which allowed it to maintain its fourth place position in the Bolivian Financial System.

2.	Funding Sources

The slight contraction QoQ and YoY in total funding reflects a context marked by low loan growth. In this scenario, less funding was needed in 2016 than in 2015. The reduction in total funding was due primarily to a decrease in deposits, which was offset by growth in Due to Banks and Correspondents and to BCRP instruments (regular repos). It is important to note that although deposits contracted, core deposits (in particular savings and CTS, which are our most stable deposits and carry lower costs) increased their share of the funding mix at Credicorp. In this context, the funding cost fell QoQ due to lower interest expenses for bonds and subordinated debt, and to better results in the derivative business. In YoY and accumulated terms, the funding cost increased due, to a large extent, to higher interest expenses for deposits.

Funding	As of			% change
S/ 000	Dec 15	Set 16	Dec 16	QoQ	YoY

Non-interest bearing demand deposits	24,311,350	23,684,449	23,341,517	-1.4%	-4.0%
Interest bearing Demand deposits	6,159,876	5,530,717	5,368,223	-2.9%	-12.9%
Saving deposits	24,904,566	26,015,226	26,684,133	2.6%	7.1%
Time deposits	27,719,786	26,515,785	23,275,031	-12.2%	-16.0%
CTS deposits (1)	7,183,421	6,611,956	7,117,685	7.6%	-0.9%
Interest payable	314,303	351,479	333,266	-5.2%	6.0%
Total deposits	90,593,302	88,709,612	86,119,855	-2.9%	-4.9%

Due to banks and correspondents	8,387,517	9,790,822	9,780,273	-0.1%	16.6%
BCRP instruments	10,612,840	10,798,751	11,265,406	4.3%	6.1%
Bonds and subordinated debt	16,305,819	15,571,172	15,962,810	2.5%	-2.1%
Other liabilities (2)	13,072,489	14,181,411	12,994,671	-8.4%	-0.6%

Total funding	138,971,967	139,051,768	136,123,015	-2.1%	-2.1%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The figure for Evolution of Credicorp’s funding structure and funding cost was calculated with quarter-end balances. It is evident that, despite a contraction in total funding QoQ, the funding mix at Credicorp has strengthened given the increase in the share of core deposits (savings and CTS), which are more stable and carry lower costs. In this context, the drop in total funding was due primarily to a decrease in time deposits, which are less stable and imply higher costs than core deposits. It is important to note that seasonality affected QoQ growth in core deposits given that in 4Q, CTS (half of monthly wage in November) is deposited along with the extra monthly salary that dependent employees received in December.

The share of total deposits fell -53 bps QoQ. Nevertheless, deposits continue to represent Credicorp’s main funding source. The structure of deposits shows that the share of time deposits has fallen while the share of Savings deposits and CTS has increased, in line with recent large-scale campaigns at BCP Stand-alone and Mibanco, and with the fact that CTS deposits are subject to seasonal effects in 4Q.

Bonds and subordinated debt posted an increase in their share of total funding, which was mainly attributable to new issuances at BCP Stand-alone in the months of October and November.

The share of BCRP Instruments in Credicorp’s total funding grew +50 bps QoQ. This was due to an increase in repurchase agreements with BCRP (repos of BCRP certificates of deposits, regular repos) at BCP Stand-alone, as is evident in the figure to the right. With regard to expansion and substitution repos with BCRP, which were used in 2015 as part of the de-dollarization program, in 4Q16, there were very few new auctions. It is important to note that BCP Stand-alone holds approximately 96% of Credicorp’s BCRP Instruments.

Due to the importance of BCP Stand-alone in total Credicorp’s funding, it is important to analyze its structure by tenure. As is evident in the graph below, approximately 44.5% of the funding provided by BCRP Instruments mature mainly in 2017 and 2018.

BCP Stand-alone - Funding structure by tenure YoY

At the end of December 15	At the end of December 16

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 74% of total deposits; 33% of the non-contractual deposits has tenure lower than 6 months and 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 29% between >1 year and ≤ 3 years, and 61% from >3 years onwards).
(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 80% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 30% between >1 year and ≤ 3 years, and 61% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

The YoY analysis, which excludes the seasonal effects that are seen every 4Q, reveals an increase in the share of core deposits (savings and CTS), which are more stable and carry lower costs, as well as an increase in the share of due to banks and correspondents and in regular BCRP instruments. The shares of time deposits and interest-bearing demand deposits have fallen in the funding mix. This reflects the fact that Credicorp’s funding mix has shifted positively toward more stable and lower cost sources.

2.1	Deposits

Deposits		As of		% change
S/ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
Non-interest bearing demand deposits	24,311,350	23,684,449	23,341,517	-1.4%	-4.0%
Interest bearing Demand deposits	6,159,876	5,530,717	5,368,223	-2.9%	-12.9%
Saving deposits	24,904,566	26,015,226	26,684,133	2.6%	7.1%
Time deposits	27,719,786	26,515,785	23,275,031	-12.2%	-16.0%
CTS deposits (1)	7,183,421	6,611,956	7,117,685	7.6%	-0.9%
Interest payable	314,303	351,479	333,266	-5.2%	6.0%
Total deposits	90,593,302	88,709,612	86,119,855	-2.9%	-4.9%

(1) Severance indemnity deposits.

Total Deposits contracted QoQ, mainly at BCP Stand-alone and to a lesser extent at ASB due to a decrease in time deposits and demand deposits, both interest-bearing and non-interest bearing. It is important to note the effect of the depreciation of the US Dollar, which accounted for approximately 70 bps of the reduction to total deposits.

The QoQ contraction in Time Deposits was due primarily to a drop in LC balances and to the withdrawals made by some Corporate Banking and institutional clients at year-end, which reflects aggressive competition in the local financial market. The drop in Demand Deposits was seen in FC-denominated deposits and was also attributable to institutional clients.

The aforementioned reductions were attenuated by the QoQ increase in (a) Savings Deposits primarily in LC, which was in line with the savings campaigns that were rolled out at BCP Stand-alone at the beginning of 2016; and (b) CTS Deposits, mainly in LC, which was in line with seasonal growth due to payments in November.

In YoY terms, the -4.9% contraction in total deposits reflects:

(i)	The lower level of time deposits in FC, mainly at ASB and BCP Stand-alone, given that some Private Banking deposits that had entered in September 2015 were withdrawn in mid-2016;

(ii)	The drop in demand deposits in both LC and FC at BCP Stand-alone and ASB, which was partially offset by growth in savings deposits at BCP Bolivia and Mibanco; and

(iii)	The effect of the exchange rate, which reduced approximately -90 bps of YoY growth.

2.2.1	Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

The level of dollarization of deposits at Credicorp remained stable QoQ. This was mainly because deposits in FC registered a less significant decline than their LC counterparts, mainly at BCP Stand-alone and ASB. Nevertheless, YoY, the level of dollarization of Credicorp’s deposits posted a significant decrease. This was attributable to the fact that the contraction of time deposits, measured in average daily balances, corresponded solely to FC deposits. On the other hand, the increase of savings and CTS deposits, measured in average daily balances, corresponded exclusively to LC deposits.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of deposits measured in average daily balances shows that the currency mix remains stable.

The YoY analysis reveals that Demand and Savings Deposits maintained a stable currency mix while CTS deposits and time deposits posted a significant drop in their dollarization level. The contraction in the balances of time deposits in FC was seen primarily in Middle-Market Banking (institutional clients, in line with specific withdrawals) and in the Retail Banking.

2.2.2	Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of December 2015, 0.1% as of September 2015 and 0.2% as of November2016.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of December 2015, September 2016 and November 2016.

(3) Time deposits includes Mibanco's market share of 5.2% at the end of December 2015, 5.8% at the end of September 2016 and 5.9% at the end of November 2016.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of December 2015, September 2016 and November 2016.

At the end of November 2016, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for different deposits with a market share of 32.6%. It is important to note that the result from November 2016 is approximately 13 percentage points higher than the figure posted by Credicorp’s closest competitor.

The QoQ analysis shows an increase in the market share of total deposits (31.7% at the end of September 2016), which was in line with growth in the market share of demand and time deposits at the end of November 2016. It is important to note that quarter-end balances for deposits contracted in the month of December due to a series of withdrawals, which may have affected our market share for December.

In the YoY analysis, the contraction in market share (33.1% at the end of December 2015) was in line with a reduction in the market share of CTS and time deposits, which was partially offset by an increase in the market share for demand and savings deposits. It is important to note that the YoY increase in the market share of Mibanco for time deposits, which rose from 5.2% in December 2015 to 5.9% at the end of November 2016.

BCP Bolivia continued to rank fifth in the Bolivian financial system with a market share of 9.0% at the end of December 2016 in comparison to 9.2% at the end of September 2016. This drop was due to a decrease in non-interest bearing demand deposits.

2.3	Other funding sources

Other funding sources		As of		% Change
S/ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
Due to banks and correspondents	8,387,517	9,790,822	9,780,273	-0.1%	16.6%
BCRP instruments	10,612,840	10,798,751	11,265,406	4.3%	6.1%
Bonds and subordinated debt	16,305,819	15,571,172	15,962,810	2.5%	-2.1%
Other liabilities (1)	13,072,489	14,181,411	12,994,671	-8.4%	-0.6%
Total Other funding sources	48,378,665	50,342,156	50,003,160	-0.7%	3.4%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other funding sources contracted -0.7% QoQ. This was mainly due to a drop in Other Liabilities due to a transaction that originated at BCP Stand-alone in the last week of 3Q16 and was paid out at the beginning of 4Q16 (October 2016). This transaction was associated with the sovereign bond exchange conducted by the Peruvian government, through which BCP obtained sovereign bonds with longer maturities.

The drop in Due to banks and correspondents was due primarily to maturities of debt with foreign banks, which was not renewed because BCP Stand-alone has a very comfortable liquidity level in foreign currency.

The level of Bonds and subordinated debt increased QoQ, primarily at BCP Stand-alone. This was due to (i) an issuance of corporate bonds in the local market for S/138 millions in October 2016 at a rate of 5.53%, and (ii) the issuance of corporate bonds in the international market for US$300 million in November 2016 at a rate of 2.25%.

BCRP Instruments posted an increase QoQ at BCP Stand-alone due to a higher volume of repurchase agreements for certificates of deposit (regular repos) with BCRP. It is important to note that BCRP has not conducted auctions for repos for substitution or expansion (funding provided during 2015 as part of the de-dollarization program) during the quarter.

In the YoY analysis, we see growth in the total of Other funding sources due to expansion in Due to bank and correspondents and in BCRP Instruments, mainly at BCP Stand-alone, which were attenuated by the reduction in Bonds and subordinated debt due to (i) maturities of subordinated debt, and (ii) maturities of securitized issuances of remittances.

2.4	Loan / Deposit (L/D)

Loan / Deposit Ratio per Subsidiary

The L/D ratio at Credicorp rose QoQ to situate at 110.1% due to increase in the ratio posted by the main banking subsidiary, BCP Stand-alone, and, to a lesser degree, at Mibanco. The aforementioned was attributable to a -2.9% QoQ drop in total deposits in a scenario of slight loan growth.

Loan / Deposit ratio by currency

Local currency	Foreign currency

In the L/D analysis by currency, we see an increase in the L/D in LC and in FC at Credicorp, which was primarily attributable to the increase in BCP Stand-alone’s ratio given the drop in deposits in both currencies.

In the YoY analysis, both the total L/D ratio and the ratios by currency rose, which was in line with the increase in the ratio at BCP Stand-alone due to growth in its loans and a contraction in its deposits in both currencies.

2.5	Funding Cost

The funding cost at Credicorp fell -5 bps QoQ given that interest expenses posted a larger decline (-3.0% QoQ) that offset the drop in the average of total liabilities (-0.7% QoQ). The drop in financial expenditures was primarily attributable to lower interest expenses for Bonds and subordinated notes and to a lower level of other interest expenses, which was attributable to the derivative business’s result at Credicorp Capital Colombia.

Next, we outline the funding cost by subsidiary:

Funding cost by banking subsidiary

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp (1)
4Q15	1.95%	4.43%	1.97%	2.35%	2.15%	2.01%
3Q16	2.07%	5.06%	1.99%	2.23%	2.30%	2.15%
4Q16	2.06%	4.98%	1.91%	2.20%	2.27%	2.10%
2015	1.91%	4.19%	2.01%	2.36%	2.11%	1.97%
2016	2.05%	4.87%	1.91%	2.27%	2.26%	2.10%

(1)	Includes banking business results, other subsidiaries and consolidation adjustments.

The funding cost at the banking subsidiaries fell -3 bps, which was in line with the evolution observed at all 4 banking subsidiaries.

The funding cost at BCP Stand-alone fell -1 bps QoQ due to a contraction in other interest expenses and to a decrease in interest expenses for Bonds and subordinated notes. The aforementioned offset the contraction in average balance of total liabilities (-1.3% QoQ), which in turn is explained by a drop in the volumes of total deposits at the end of the year.

The funding cost at Mibanco, which has been under more pressure since 4Q15, fell for the first time in 4Q16 by -8 bps QoQ. This was due primarily to a drop in interest expenses (-1.1% QoQ), which was associated with a decline in interest expenses for Due to banks and correspondents. This was in line with lower costs for currency repurchase agreements and for local debt with other banks.

The funding cost at BCP Bolivia fell -8 bps QoQ due to higher growth in average liabilities, which offset the increase in interest expenses.

The funding cost at ASB fell due to a QoQ drop in financial expenses, which was coupled with an increase in average liabilities.

Next, we provide information of the funding cost of our Banking business1:

3Q16	4Q16

(1) Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.

(2) It mainly includes outstanding acceptances and other payable accounts

1 Includes BCP Individual, Mibanco, BCP Bolivia and ASB.

In the accumulated analysis, the funding cost increased +13 bps. This was in line with the increases posted by BCP Stand-alone and Mibanco. Growth in the funding cost was due primarily to a higher increase in interest expenses for deposits given:

(i)	Growth in deposits measured in average daily balances for the year (BCP Stand-alone +8.6%, Mibanco +22.0%, BCP Bolivia +22.5%);

(ii)	The de-dollarization of deposits measured in average daily balances for the year, particularly in time deposits. Time deposits, which imply higher costs, fell only in FC while LC deposits posted an increase. As such, lower cost deposits (FC) were replaced by higher rate deposits (LC).

In the accumulated analysis, it is important to see the evolution of the funding cost by funding source of most important subsidiary of Credicorp, BCP Stand-alone. As is evident in the graphs below, the average funding cost for deposits and bonds and subordinated debt of this subsidiary has increased in comparison to 2015’s levels.

The chart below shows the evolution of funding cost by funding source at BCP Individual:

2015	2016

(1) Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.

2.6	Mutual Funds

Mutual funds		As of		% change
S/ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
Mutual funds in Peru	8,722,875	10,581,802	10,702,646	1.1%	22.7%
Mutual funds in Bolivia	479,337	543,444	566,432	4.2%	18.2%
Total mutual funds	9,202,212	11,125,246	11,269,078	1.3%	22.5%

Mutual funds at Credicorp Capital Fondos Peru grew slightly QoQ due to more funds from individual depositors. The market share at the end of December 2016 fell slightly (42.3% vs. 42.7% reported at the end of September 2016). Nevertheless, Credicorp Capital Fondos Peru continued to lead in the Peruvian market.

In the YoY analysis, Credicorp Capital Fondos Peru reported expansion of +22.7% in its assets under management. If we exclude the effect of the depreciation of the US Dollar against the Sol, YoY growth was +24.7%.

The portfolio managed by Credifondo Bolivia increased QoQ due to a higher volume of clients and an increase in the volume of investments, which offset the effect of the depreciation of the Boliviano against the Sol (-1.29% QoQ).

This fund posted a market share of 12.8% at the end of December 2016, which allowed it to remain among the 5 largest competitors in the Bolivian market.

In YoY terms, Credifondo Bolivia reported expansion of +18.2% in its assets under management. If we exclude the effect of the depreciation of the Boliviano against the Sol, this translates into +20.1%.

3.	Portfolio quality and Provisions for loan losses

At the end of 2016, there was a noteworthy -5.1% drop in net provisions for loan losses that led to a 20 bps drop in the cost of risk, which was situated at 1.88%. This represented a level very close to the 1.82% posted in 2012 (before the acquisition of Mibanco and the impact of the economic slowdown in Peru). This result was achieved in a context of low loan growth (+4.9%) and reflects the improvement in the risk profile of the loan portfolio, which was primarily attributable to adjustments in different business segments.

Portfolio quality and Provisions for loan losses	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Gross Provisions	(552,075)	(516,388)	(562,615)	9.0%	1.9%	(2,166,186)	(2,222,317)	2.6%
Loan loss recoveries and reversions	49,501	127,302	103,354	-18.8%	108.8%	285,288	436,822	53.1%
Provision for loan losses, net of recoveries	(502,574)	(389,086)	(459,261)	18.0%	-8.6%	(1,880,898)	(1,785,495)	-5.1%
Cost of risk (1)	2.23%	1.65%	1.94%	29 bps	-29 bps	2.08%	1.88%	-20 bps
Provisions for loan losses / Net interest income	25.4%	19.9%	21.9%	209 bps	-349 bps	25.2%	22.6%	-260 bps
Total loans (Quarter-end balance)	90,328,499	94,319,220	94,780,539	0.5%	4.9%
Allowance for loan losses	3,840,337	4,084,178	4,207,133	3.0%	9.6%
Write-offs	446,357	398,410	375,865	-5.7%	-15.8%
Internal overdue loans (IOLs) (2)	2,310,854	2,627,587	2,618,848	-0.3%	13.3%
Refinanced loans	769,097	807,904	844,054	4.5%	9.7%
Non-performing loans (NPLs) (3)	3,079,951	3,435,491	3,462,902	0.8%	12.4%
Delinquency ratio over 90 days	1.80%	2.12%	2.13%	1 bps	33 bps
IOL ratio	2.56%	2.79%	2.76%	-3 bps	20 bps
NPL ratio	3.41%	3.64%	3.65%	1 bps	24 bps
Coverage ratio of Internal overdue loans	166.2%	155.4%	160.6%	521 bps	-560 bps
Coverage ratio of NPLs	124.7%	118.9%	121.5%	260 bps	-320 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(3) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances)

3.1	Provisions for loan losses

Provision for loan losses net of recoveries and reversals increased +18% QoQ. This was due mainly to:

(i)	Higher gross provisions in the Wholesale Banking and SME-Business segments.

(ii)	A decrease in the level of recoveries and reversals after the high level registered in 3Q16, which was due primarily to recoveries in the Consumer segment at BCP Stand-alone and to reversals in Mibanco.

The aforementioned, coupled with mild growth in loans, translated into an increase of +29 bps QoQ in the cost of risk2 after the low level posted in 3Q16.

The coverage ratios of IOLs and NPLs improved slightly mainly due to growth in total allowance for loan losses, while IOLs contracted; and NPLs increased but at a lower rate than that of provisions for loan losses.

In the YoY analysis, provisions for loan losses fell -8.6% due to an increase in recoveries and reversals in 4Q16, which offset low growth in gross provisions. This last point, coupled with YoY growth in quarter-end loan balances, led to a -29 bps YoY reduction in the cost of risk. It is important to note that the improvement in the portfolio’s risk profile, which is evident in the decrease in the cost of risk, is not reflected in traditional delinquency ratios because of distortion created by past-due loans in SME-Business, SME-Pyme and Mortgage, which are fully provisioned but cannot be written-off due to the presence of commercial real estate collateral that must undergo foreclosure and be liquidated prior to write-off.

In accumulated terms, the cost of risk in 2016 fell -20 bps due to the decrease in provisions for loan losses, which in turn reflects the 53.1% YoY increase in recoveries and reversals (61% y 41%, respectively). The aforementioned offset slight growth in gross provisions (+2.6%). It is important to note that gross provisions grew at a slower rate than loans, which is proof that new vintages have better risk-quality levels.

3.2 Portfolio Quality

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses / Total loans.

Prior to analyzing the evolution of traditional delinquency ratios (IOL and NPL ratios), it is important to note that these indicators continue to be distorted by the presence of real estate collateral (commercial properties). The aforementioned has meant that loans which are more than 150 days overdue cannot be written-off despite the fact that they are fully provisioned given that it is necessary to first undergo a judicial process to execute foreclosure and liquidate the collateral, which takes four years on average.

2 Ratio of provisions for annualized doubtful collections over total loans.

It is important to remember that loans are more dynamic in the second half of the year in general, and in the SME-Pyme and Mibanco segments in particular, given that the year-end financing campaigns are the most relevant and take place in the second half of each year. Furthermore, these short-term loans are cancelled in the first half of the following year.

In line with the aforementioned, the IOL ratio posted a decrease of -3 bps QoQ to situate at 2.76% in 4Q16. This was due to a -0.3% decrease QoQ in IOLs. It is important to highlight that the slight contraction in IOLs has only taken place in two quarters over the past three years. This positive result was further reinforced this quarter by growth in total loans (+0.5% QoQ). The lower level of IOLs was due mainly to the SME- Business, Mortgage and Consumer segments.

NPLs (which includes refinanced loans) increased +0.8% QoQ, which is the second lowest QoQ growth posted in the last three years, due to growth in the refinanced portfolio (+4.5% QoQ), which was mainly attributable to the SME-Pyme segment, BCP Bolivia and Mibanco. This led the NPL ratio to increase only +1 bps QoQ, which was also in line with lower loan growth.

The following graph shows the evolution of the delinquency ratios by business line and product:

Internal overdue loan (IOL) ratio by segment

3.2.1	Delinquency ratios by business segment

Wholesale Banking – Portfolio quality and Cost of risk

(i)	The IOL and NPL ratios for Wholesale Banking maintain the low levels that characterize this business and were relatively stable QoQ.

The cost of risk was situated at 0.62%, which, although still very low, represents an increase over 3Q16’s figure. The higher provisions reflected the downgrade of some clients’ risk ratings due to a deterioration in their financial situation. The total NPL did not increase given that debt held by these clients was already registered as NPL; nonetheless, the deterioration in their risk rating required higher provisions.

In the YoY analysis, the IOL ratio fell -3 bps while the NPL ratio rose +9 bps due to higher volumes of refinanced loans. The cost of risk was similar to the level posted in 4Q15.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported slight growth in its IOL and NPL ratios at the end of 4Q16, which increased +3bps and +14 bps QoQ, respectively. Nevertheless, both remain within the usual range for this subsidiary. The deterioration in the delinquency ratios reflects growth in IOLs and a slowdown in loan growth in comparison to 3Q16. The increase in IOLs came mainly from consumer and mortgage segments. The deterioration in portfolio quality and the consequent increase in provisions, coupled with slower loan growth, had a negative impact on the cost of risk, which grew +24 bps QoQ.

In the YoY analysis, the delinquency ratio was in line with growth in the IOLs in the mortgage and SME-PYME segments due to regulatory changes in 2014. In the SME-Pyme segment in particular, these changes limited possibilities for loan renewal so clients needed to adjust to new debt levels. Consequently, the cost of risk increased 10 bps YoY due to the increase in provisions YoY.

SME-Business – Portfolio quality and Cost of risk

(1) Data before March 2014 is not available.

(iii)	An analysis of the SME-Business portfolio shows a significant drop of -52 bps in the IOL ratio. This was attributable to the decrease of the IOLs, which in turn was reinforced by loan growth QoQ. However, the NPL ratio decreased in a lesser degree (-41 bps QoQ) due to the fact that the NPLs remained at the same level as the previous quarter’s because of the increase in refinanced loans.

Nevertheless, the cost of risk increased +133 bps QoQ due to higher level of provisions in 4Q, which was attributable to the annual review of the risk rating of some clients that were already in the past-due loan portfolio and whose recovery was deemed less likely, triggering a downgrade in their risk rating. The latter required higher level of provisions without affecting the delinquency ratios. It is worth mentioning that the rating review process took place primarily in 4Q, which led the cost of risk to rise this quarter in comparison to others when the rating review was less concentrated. Nonetheless, if we look at the cost of risk for the year rather than focusing on the quarter, we see that this indicator posted no variation from the level reported in 2015. In this context, the full year analysis indicates that the cost risk reflects business as usual.

In the YoY analysis there is a similar pattern in the loan quality ratios. The IOLs grew at a slower pace than that seen for refinanced loans and the NPLs, which led the IOL ratio to decrease -72 bps while the NPL ratio fell only -35 bps. The cost of risk grew 129 bps because of the provisions set aside in 4Q, as explained above.

SME - Pyme – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iv)	In the SME-Pyme portfolio it is important to analyze the early delinquency indicator, which excludes loans that are less than 60 days overdue (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans for which provisions have been set aside but cannot be written-off due to the existence of real estate collateral - commercial properties- that require 4 years on average to foreclose and liquidate).

Since the beginning of the second half of 2014, early delinquency has continued on a downward trend YoY, in line with on-going improvements in the SME-Pyme business model as reflected in the better risk quality of vintages originated from 2015 and on. In 4Q16, early delinquency fell -14 bps YoY. It is important to note that in 4Q16, the early delinquency ratio was close to the lowest early delinquency level posted (1Q13) prior to the delinquency problem originated by the economic downturn in Peru.

In line with the aforementioned, the cost of risk fell -105 bps YoY, posting a record low for the past 3 years.

Mortgage – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	With respect to Mortgage loans, although IOLs and NPLs fell, the delinquency ratios remained stable due to the decrease in total loans, which in turn reflects the effect of loan amortizations by clients that dipped into 25% of their Pension Funds. Given that traditional delinquency ratios are distorted by the existence of real estate collateral, it is important to analyze the evolution of early delinquency, which fell -25 bps QoQ.

The cost of risk fell -47 bps YoY due to the effect of amortizations associated with withdrawals of 25% of AFP funds.

Early delinquency grew +9 bps YoY, following the upward trend that began two years ago. This was due to the impact of the economic slowdown and to higher delinquency in US dollar-denominated mortgages, which started deteriorating in 2013 when the sol began to depreciate against the US dollar.

Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, early delinquency fell -48 bps, which represented a substantive improvement. This improvement was due mainly to the fact that in 4Q16, 50% of the Portfolio corresponded to 2016 vintages, which have better risk profiles and constitute a positive change in the portfolio’s composition.

The cost of risk posted a reduction of -36 bps QoQ and -103 bps YoY. The low level of provisions set aside in 4Q16 were associated with the change in the mix of the portfolio in December (50% were 2016 vintages, which have a lower risk level), the better performance of the portfolio due to different credit measures and the extinction of vintages older than 2015, which represented only 49% of the balance, but accounted for 80% of the provision expense.

Credit Card – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.+

(vii)	The Credit Card portfolio posted a QoQ reduction in its IOL ratio (-9 bps) while the NPL ratio remained stable. This was due to the significant growth in refinanced loans, which made the NPLs grow to a larger extent than the IOLs, which offset loan growth. Early delinquency also registered a decline of -6 bps QoQ, which was reflected in lower provisions and consequently, a drop in the cost of risk (-16 bps QoQ and -60 bps YoY). The improvements in the quality indicators were due to the guidelines that were rolled out to stabilize provision expenses for clients that take cash advances on their cards; the improvement in the risk level of vintages from 2016; and the impact of reductions in the credit lines of clients whose risk rating is close to the limit of the organization’s appetite for risk.

Nevertheless, the YoY analysis continues to show higher IOL and NPL ratios, which increased +48 bps and +80 bps, respectively. This corresponds mainly to the maturity of vintages originated in 2015 and to the slowdown in loan growth that surfaced at the beginning of 2016, which accentuated the impact of higher levels of past due loans.

Mibanco – Portfolio quality and Cost of risk3

(viii)	At Mibanco, we see a QoQ reduction in the ratios for IOLs and refinanced loans, which continues to reflect the efforts made since March 2014 to recover the risk quality level of the portfolio and moreover, to ensure that loan origination remains within the organization’s appetite for risk. The YoY analysis gives us a clearer view of the improvement in the risk quality of the portfolio, whose IOL and NPL ratios fell -37 bps YoY and -25 bps YoY respectively.

The cost of risk increased slightly QoQ but fell -92 bps YoY due to a decrease in the provisions level. This was associated with on-going improvement in portfolio quality, which reflects Mibanco’s solid improvement and stability.

4.	Net Interest Income (NII)

NIM increased +34 bps QoQ, mainly due to higher interest income on loans, particularly at BCP Stand-alone and Mibanco, and to higher other interest income. NIM after provisions increased significantly, +16 bps QoQ, due to higher growth in NII than in provisions. NIM expansion in 4Q16 reduced the accumulated contraction that this indicator posted in September 2016, which led yearly NIM to contract only -16 bps. The latter, coupled with a lower cost of risk, allowed NIM after provisions to increase +2 bps vs 2015’s figure.

3 Cost of risk of Mibanco is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

Net interest income	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Interest income	2,669,558	2,703,992	2,814,955	4.1%	5.4%	10,029,423	10,796,850	7.7%
Interest on loans	2,318,175	2,392,826	2,443,554	2.1%	5.4%	8,706,372	9,479,867	8.9%
Interest and dividends on investments	4,201	2,975	2,902	-2.5%	-30.9%	55,594	51,831	-6.8%
Interest on deposits with banks	7,560	11,480	13,022	13.4%	72.2%	32,818	48,626	48.2%
Interest on trading securities	252,266	293,396	304,379	3.7%	20.7%	921,902	1,105,038	19.9%
Other interest income	87,356	3,315	51,098	N/A	-41.5%	312,737	111,488	-64.4%
Interest expense	694,118	744,568	722,446	-3.0%	4.1%	2,564,528	2,894,008	12.8%
Interest on deposits	234,773	271,089	273,957	1.1%	16.7%	859,797	1,062,751	23.6%
Interest on borrowed funds	210,465	203,756	207,077	1.6%	-1.6%	758,396	838,524	10.6%
Interest on bonds and subordinated notes	202,416	207,412	190,907	-8.0%	-5.7%	753,174	789,340	4.8%
Other interest expense	46,464	62,311	50,505	-18.9%	8.7%	193,161	203,393	5.3%
Net interest income	1,975,440	1,959,424	2,092,509	6.8%	5.9%	7,464,895	7,902,842	5.9%
Net interest income after provisions	1,472,866	1,570,338	1,633,248	4.0%	10.9%	5,583,997	6,117,347	9.6%
Average interest earning assets	142,411,827	146,035,709	146,583,248	0.4%	2.9%	133,218,341	145,273,183	9.0%
Net interest margin (1)	5.55%	5.37%	5.71%	34bps	16bps	5.60%	5.44%	-16bps
Net interest margin after provisions (1)	4.14%	4.30%	4.46%	16bps	32bps	4.19%	4.21%	2bps
Net provisions for loan losses / Net interest income	25.44%	19.86%	21.95%	209bps	-349bps	25.20%	22.59%	-261bps

(1) Annualized

4.1	Interest Income

Interest income increased +4.1% QoQ. This was mainly due to (i) higher income from interest on loans (+2.1%), in line with growth in loans measured in average daily balances (+1.1%), particularly in higher margin segments such as SME-Business, SME-Pyme and Mibanco; and (ii) growth in other interest income, associated with earnings recorded for currency swaps (trading), after the unusually low level registered for this account in 3Q16.

In the YoY analysis, interest income grew +5.4%, mainly due to growth in income for interest on loans, which was due to an increase in average daily balances at BCP Bolivia, Mibanco, SME-Business and SME-PYME. More income was also posted for interest on trading securities, which was mainly associated with income obtained from higher volumes and yields on debt instruments from Central Banks.

In the accumulated analysis, interest income grew +7.7%, mainly due to (i) higher income from interest on loans, in line with expansion in higher margin segments as described above; and, to a lesser extent, (ii) higher income for interest on trading securities, in line with higher income for debt instruments from Central Banks and Governments. The aforementioned offset the contraction in other interest income, which was due primarily to the unusually high volumes and rate differential on forwards with BCRP (“foreign exchange swaps”)4 in comparison to 2015’s level. This differential was expected to fall to normal levels (lower volume and lower rate differential) in 2016.

4.2	Interest Expenses

Interest expenses contracted -3.0% QoQ. This was primarily due to i) lower Interest expenses on bonds and subordinated notes at BCP Stand-alone, and (ii) lower other interest expenses, in line with an improvement in the result of income from derivatives at Credicorp Capital. All of the above offset the increase in interest expenses on deposits.

It is important to note that the item Interest expenses on bonds and subordinated notes include two important components: (i) interest expenses on issuances; and (ii) expenses/income relative to the hedge taken for some issuances. Thus, the QoQ reduction in total interest expenses on bonds and subordinated debt was due to lower expenses related to hedges, which in turn offset higher interest expenses on issuances.

4 Forwards with BCRP (foreign exchange swaps) provide financing in Soles that Credicorp covers with forwards with private institutional clients (the majority foreign). The increase in income from these foreign exchange swaps originated because the overbought position allowed the group to obtain gains due to the appreciation of the US Dollar that were higher than the payment made to obtain funding in Soles. These instruments are used mainly by BCP and are aligned with BCRP’s policy to reduce the excessive volatility that tends to arise in the exchange rate. It is important to consider that BCRP has set limits for the forward business that will begin to reduce this business’s levels.

In the YoY analysis, interest expenses grew +4.1%, mainly due to higher expenses for Interest on deposits, which was attributable to growth in deposits at BCP Bolivia and Mibanco. The aforementioned was partially offset by the reduction in Interest on bonds and subordinated notes.

In the accumulated analysis, interest expenses grew +12.8% due to higher expenses for Interest on deposits, in line with:

(i)	Growth in deposits measured in average daily balances for the year (BCP Stand-alone +8.6%, Mibanco +22.0% and BCP Bolivia +22.5%). At BCP Stand-alone, the contraction in quarter-end balances is due, as explained in section 2.2 Deposits, to the fact that at the end of 2015, a number of Private Banking deposits entered the system and were subsequently withdrawn in mid-2016.

(ii)	The de-dollarization of deposits (in average daily balances for the year). Time deposits, which imply the highest costs, contracted. Nevertheless, as we explained in section 2.2.1 Deposit Dollarization, the time deposits that posted a decrease were exclusively those denominated in FC while those denominated in LC expanded. The aforementioned put pressure on the interest expense and, consequently, on the funding cost given that lower cost deposits (FC) were replaced with higher rate deposits (LC).

Moreover, interest expenses also rose due to higher (i) Interest expenses on borrowed funds, and (ii) interest expenses on bonds and subordinated notes. The former was in line with higher level of Due to banks and BCRP Instruments. The latter is explained by the higher average cost of the outstanding issuances, although the year-end balance of bonds was lower than that in 2015, as mentioned in section 2.3 Other funding sources.

4.3 Net Interest Margin (NIM)

In the QoQ analysis, NIM increased considerably due to an increase in NII (+6.8% QoQ) in a scenario in which average IEA remained stable. This reflects the importance of the restructuring of the IEA mix to favor more profitable assets, as explained in section 1. Interest-bearing assets. Loan growth in segments with higher margins, coupled by higher other interest income and lower interest expenses for borrowed funds, account for approximately 90% of NIM’s recovery.

In the YoY analysis, the increase in NIM was attributable to higher income from interest on loans and interest on investments as well as lower interest expenses for bonds and subordinated notes, which was accompanied by moderate growth in average IEA.

At the accumulated level the drop in NIM was associated with a strong increase in average IEA, which was attributable to both an increase in loans and to growth in investments. The latter did not contribute to interest income to the same extent as loans, which meant that growth in NII (+5.9%) was lower and diluted among higher levels of average IEA (+9.0%). It is important to note that despite posting a strong contraction at the end of September 2016, NIM was able to bounce back and registered an accumulated decline of -16 bps for the year.

NIM after provisions

NIM after provisions registered an increase of +16 bps QoQ, which represents lower growth than that registered in 3Q16. This was in line with higher growth in provisions than in NII. In this context, the Net provisions for loan losses over NII ratio rose from 19.86% in 3Q16 to 21.95% in 4Q16.

In the YoY analysis, NIM after provisions expanded 16 bps more than NIM due to a contraction in net provisions for loan losses, which was reflected in a lower ratio of Net provisions for loan losses over NII.

At the accumulated level, NIM after provisions remained stable in 2015 and 2016 due to the contraction in net provisions for loan losses, which offset higher growth in average IEA than in NII.

As is evident in the following figure, NIM after provisions posted a decrease from 3Q15 to 2Q16 but registered a recovery beginning in 3Q16.

Credicorp’s NIM and NIM after provisions5

NIM on loans

NIM on loans increased QoQ, which was attributable to growth in NII and to a stable level of average loans. In the YoY analysis, the NIM on loans fell -9 bps, in line with higher growth in average loans vs. the growth posted by NII on loans. In the accumulated analysis, NIM on loans was relatively stable.

It is important to analyze NIM by subsidiary. The table below shows the net interest margins at each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
4Q15	4.85%	14.43%	4.15%	2.15%	5.55%
3Q16	4.73%	15.22%	4.78%	2.25%	5.37%
4Q16	5.05%	15.74%	4.83%	2.28%	5.71%
2015	4.93%	14.22%	4.13%	2.11%	5.60%
2016	4.72%	14.87%	4.43%	2.21%	5.44%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1)   Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

The QoQ evolution of global NIM by subsidiary indicates that BCP Stand-alone accounts for the majority of variations in Credicorp’s NIM given that it represents approximately 68% of the groups’ net interest income followed by Mibanco, which represents 21%. These subsidiaries also drove the increase in Credicorp’s global NIM YoY.

5NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

In the accumulated analysis, Credicorp’s NIM fell due to lower NIM at BCP Stand-alone, which was attributable to an increase in the funding cost, which subsequently affected NII growth. The aforementioned was attenuated by higher NIM at Mibanco and BCP Bolivia.

5.	Non-Financial Income

Fee income, which is the main component of non-financial income, reported a high record at the quarterly level despite a less-than-dynamic yet highly competitive environment. Nevertheless, total non-financial income fell QoQ due to lower gains on sales of securities and on foreign exchange transactions. The YoY and accumulated results reflects the solid evolution of the fee income and net gain on sales of securities. It is important to note that if we exclude the non-recurring elements reported in 2015 and 2016, total recurring non-financial income grew +5.3%.

Non-financial income	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Fee income, net	687,164	698,029	709,589	1.7%	3.3%	2,644,191	2,771,561	4.8%
Net gain on foreign exchange transactions	207,165	180,452	175,499	-2.7%	-15.3%	773,798	698,159	-9.8%
Net gain on sales of securities	(16,816)	102,866	27,667	-73.1%	264.5%	58,012	312,155	438.1%
Net gain from associates(1)	(2,853)	4,136	1,581	-61.8%	155.4%	146,910	10,145	-93.1%
Other income	73,894	53,172	53,758	1.1%	-27.2%	188,882	206,855	9.5%
Total non financial income	948,554	1,038,655	968,094	-6.8%	2.1%	3,811,793	3,998,875	4.9%

(1) Includes mainly the agreement between Grupo Pacífico and Banmédica.

In the QoQ analysis:

(i)	Fee income, the main source of non-financial income, rose due to fee income on mid-term loans structuring and on custody services for securities at Credicorp Capital and to a lesser extent, to fees income on commercial loans in Retail Banking at BCP Stand-alone, which was attributable to an increase in loans.

(ii)	Net gain on foreign exchange transactions, which represent the second largest source of non-financial income, fell QoQ due to lower volumes and margins on FX transactions at BCP Stand-alone and to lower gains on spot transactions at Credicorp Capital Colombia after good results were posted in 3Q16.

(iii)	Net gain on sales of securities reached a normalized level in 4Q16, which led to a contraction QoQ. The higher level posted in 3Q16 for this line was mainly due to the sale of sovereign bonds at BCP Stand-alone and sales of fixed income and equity securities at Credicorp Capital.

(iv)	Net gain from associates fell due to the QoQ decrease in the contribution of 50% of the net earnings generated by the EPS, the corporate health insurance business and medical services that are now managed by Banmedica, as is evident in the table below.

	Quarter			% change		Year		% change
Millions (S/)	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
(+) EPS contribution (50%)	8.54	8.08	5.55	-31.3%	-34.9%	23.1	27.7	20.0%
(-) Private health insurance deduction (50%)	-1.11	-3.95	-3.97	0.7%	257.3%	-10.1	-17.6	74.3%
(=) Net gain from associates excluding Non-recurring income / expense	7.43	4.14	1.58	-61.8%	-78.7%	13.0	10.1	-22.2%
(+) Non-recurring income/expense	-10.28	-	-	-	-	133.9	0.0	-
(=) Net gain from associates	-2.85	4.14	1.58	-61.8%	-155.4%	146.9	10.1	-93.1%

It is important to note that this quarter, we posted the highest quarterly level of net earned premiums. Nevertheless, this result was negatively affected by growth in claims, which is in line with an increase in hospitalizations and average costs and, to a lesser extent, by higher sales costs at the clinics. The 50% of deduction of net earnings generated by the private medical business, which is managed by Grupo Pacifico, remained stable.

In the YoY analysis, growth in non-financial income was due primarily to:

(i)	Higher fee income, which was mainly attributable to BCP Stand-alone due to (a) an increase in the use of the network of channels, primarily by Retail Banking clients; (b) growth in the volume of wires and transfers and iii) more credit card activity.

(ii)	Lower net gains on foreign exchange transactions YoY. It is important to remember that 4Q15 was characterized by higher transaction volumes due to the de-dollarization program and more exchange rate volatility, which originated higher gains in 4Q15 than in 4Q16.

(iii)	The significant increase in net gains on sales of securities was due to (a) higher gains for sales of securities and of fixed income and equity securities through BCP Stand-alone and Credicorp Capital. This result was further accentuated by the fact that in 4Q15, losses were reported due to the drop in the MTM of investments at ASB and Grupo Pacifico. No such losses were reported in 4Q16.

The accumulated results, 2016 vs. 2015, shows growth in non-financial income that was due to:

(i)	Growth of +4.8% in fee income; this was associated primarily with the banking business (as we will explain in section 5.1.2 Banking business), which represented 70% of the non-financial income in 2016. This evolution is highly satisfactory given the local economic context, which affected the banking business with low loan growth and a drop in transactions.

(ii)	An increase in net gains on sales of securities, which posted a significant growth of 438.1% with regard to 2015 due to extraordinary income on the sale of BCI shares in 2Q16 and to better performance of the investment portfolio. Even if we exclude non-recurring income in 2016[6], annual recurring growth would situate at 230.9%.

The aforementioned offset:

(i)	The contraction in Gains on foreign exchange transactions, which was due to a lower volume of transactions and lower margins related to less volatility in the exchange rate in 2016. This evolution was in line with expectations given that in 2015, the business volume was higher due to the loan de-dollarization program.

(ii)	Lower Net gains from associates, which fell 93.1% due primarily to non-recurring income in 2015, which was generated by the association with Banmedica. Recurring business also posted a slight reduction that was due, in large part, to higher growth in results for private medical assistance (managed by Pacifico), which translated into a higher deduction. The contribution made by EPS (managed by Banmedica) grew less due to Banmedica’s on-going investment in 2016 to strengthen the business it manages.

6 Income from sale of BCI shares: S/120 million.

5.1	Fee Income

5.1.1	By subsidiary

Next, we provide information on the contribution of each of Credicorp’s subsidiaries to growth in fee income at the group in 4Q16.

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The following chart shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2	Banking Business

The following chart shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Miscellaneous accounts (1)	168,041	172,278	163,429	-5.1%	-2.7%	637,379	666,719	4.6%
Credit cards (2)	64,744	71,194	71,153	-0.1%	9.9%	254,998	287,116	12.6%
Drafts and transfers	35,877	41,429	43,519	5.0%	21.3%	135,432	161,683	19.4%
Personal loans (2)	24,674	23,436	24,518	4.6%	-0.6%	100,218	93,922	-6.3%
SME loans (2)	16,000	16,764	16,736	-0.2%	4.6%	69,803	68,180	-2.3%
Insurance (2)	19,016	19,917	18,962	-4.8%	-0.3%	74,271	75,315	1.4%
Mortgage loans (2)	11,685	10,807	11,475	6.2%	-1.8%	46,531	38,102	-18.1%
Off-balance sheet (3)	38,504	42,237	43,753	3.6%	13.6%	157,736	170,333	8.0%
Payments and collections (3)	93,355	97,256	98,129	0.9%	5.1%	367,438	384,419	4.6%
Commercial loans (3)	16,245	12,950	19,617	51.5%	20.8%	67,660	65,798	-2.8%
Foreign trade (3)	10,942	12,264	10,382	-15.3%	-5.1%	43,350	47,465	9.5%
Corporate finance	11,312	12,683	12,279	-3.2%	8.5%	40,883	52,065	27.4%
ASB	7,195	6,175	5,086	-17.6%	-29.3%	26,098	22,553	-13.6%
Others (4)	40,741	52,445	58,226	11.0%	42.9%	160,479	192,389	19.9%
Total fee income	558,333	591,834	597,265	0.9%	7.0%	2,182,276	2,326,059	6.6%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

Source: BCP

In the QoQ analysis, fee income in the banking business grew +0.9% QoQ. This was due primarily to an increase in fee income at BCP Stand-alone, which was attributable to:

(i)	Commercial loans, which was in line with the increase in loans of Retail Banking, mainly in SME-Pyme and SME-Business during the last month of 4Q16.

(ii)	The others account, which reflects an increase in the use of the network of channels, and to a lesser extent to higher services in Private Banking, mainly in the Trust Business and Asset Management.

(iii)	Drafts and transfers, the QoQ increase was due to seasonal effects in 4Q16, which produced a higher volume of payments and collections, particularly in Retail Banking.

(iv)	The aforementioned offset the drop in Miscellaneous accounts, which was due to lower fees collected for savings accounts.

In the YoY analysis, the 7.0% growth was due to an increase in the use of the network of channels, drafts and transfers, credit card and contingents.

In the accumulated analysis 2016 vs. 2015, growth in fee income in the banking business was attributable primarily to Retail Banking, which has accounted for more than 71% of banking fees over the past two years. This was in turn associated with higher income from Credit Cards, Miscellaneous accounts,7 drafts and transfers and collections and payments. The aforementioned offset lower fee income from loans, mainly at Retail Banking.

It is important to note that in 2016, only 22% of fee income (approximately) at BCP Stand-alone was associated with loan growth. As such, despite a drop in loan activity in 2016 and more competition for fees on the Retail Banking front, fee income continues to rise.

7 Savings accounts, current accounts, credit cards and cuenta maestra.

6.	Insurance Underwriting Result

The insurance underwriting result fell 18.7%. This was mainly due to higher claims, mainly in property and casualty (P&C) insurance, and to a lesser extent, in the life insurance business. In the YoY analysis, the underwriting result fell 17.3% due to an atypical acquisition cost in 4Q15 that was attributable to profit sharing for the reinsurance business and, to a lesser extent, to an increase in Life insurance claims in 4Q16. In the annual result is important to note the higher level of Net earned premiums.

Insurance underwriting result	Quarter			Change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Net earned premiums	436,161	471,207	472,111	0.2%	8.2%	1,700,478	1,850,202	8.8%
Net claims	(278,354)	(271,591)	(297,576)	9.6%	6.9%	(1,031,659)	(1,098,905)	6.5%
Acquisition cost (1)	(23,415)	(62,917)	(63,332)	0.7%	170.5%	(192,584)	(239,491)	24.4%
Total insurance underwriting result	134,391	136,700	111,203	-18.7%	-17.3%	476,235	511,807	7.5%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1 Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Total premiums increased 1.0% QoQ. This was due primarily to an increase in premium turnover in life insurance, which was due to i) credit life8, mainly associated with Mibanco’s loan growth ii) increase in the sales force in Individual Life9, iii) the increase in premium turnover for obligatory contributions under the SISCO contract10, and iv) an increase in premium turnover in Annuities due to the launch of a new product “Renta Flex”.

The aforementioned offset the QoQ decrease in Property and Casualty insurance, which was due primarily to lower premiums in traditional P&C insurance in the Fire, Technical Lines and Banks segments. In line with the aforementioned, net earned premiums increased slightly by 0.2% QoQ.

8 Business line that offers an insurance linked to a loan.

9 Life insurance for individuals.

10 “Seguro de Invalidez y Sobrevivencia bajo póliza colectiva”

In the YoY analysis, net earned premiums increased 8.2%. In this context, life insurance grew 12.7% while property and casualty rose 4.2% due to a decrease in ceded premiums.

In the annual result (2016 VS. 2015), net earned premiums increased 8.8% due to higher premiums in P&C insurance, mainly in Private Medical assistance and the Car line, and in life insurance, due to Credit life.

6.2 Net claims

Net claims by business

(S/ millions)

Net claims rose 9.6% QoQ due to an increase in the net loss ratio in the property and casualty and life insurance businesses. The variation in property and casualty insurance was a result of i) more claims QoQ in the Car line and a higher reserve release QoQ, and ii)In P&C insurance, higher claims came from the transportation, marine hulls and fire lines.

The increase in life insurance was attributable to Group Life –SCTR11 and Collective Life- due to the fact that more IBNR12 were registered. Growth in the Obligatory Insurance segment was attributable to an increase in cases, which was associated with the SISCO II contract. Additionally, Annuities reported more claims due to pension payments.

In the YoY analysis, claims grew 7.2%. The majority of growth was associated with life insurance and was due to an increase in the net loss ratio in:

(i)	Credit Life[13], due to more cases reported,

(ii)	Annuities, associated with more pension payments and

(iii)	Individual Life, due to more cases reported.

In the annual results, at the end of 2016, the net loss ratio increased 6.5%. This was due primarily to Annuities and Credit Life. In the case of property and casualty insurance, the Cars and Private Medical Assistance lines reported an increase in their loss ratios. However, the net loss ratio situated at 59.6% in 2016, which fell below the 60.7% posted in 2015.

11 Complementary insurance for high-risk professions

12 Incurred but not reported.

13 Business line that offers an insurance linked to a loan.

6.3 Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost	Quarter			Change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Net fees	(38,679)	(54,735)	(53,161)	-2.9%	37.4%	(167,826)	(198,836)	18.5%
Underwriting expenses	(20,112)	(23,944)	(26,369)	10.1%	31.1%	(95,857)	(102,670)	7.1%
Underwriting income	35,375	15,762	16,198	2.8%	-54.2%	71,098	62,016	-12.8%
Acquisition cost	(23,415)	(62,917)	(63,332)	0.7%	170.5%	(192,584)	(239,491)	24.4%

The acquisition cost registered slight growth of 0.7% QoQ due to an increase in the underwriting expense in the life insurance business after more bonuses were paid to advisors in the individual life and personal accidents lines. The aforementioned could not be offset by i) an increase in the release of uncollectible premiums in P&C insurance; ii) lower fees in P&C insurance.

In the YoY analysis, the acquisition cost increased 170.5% YoY. This was due mainly to profit sharing in 4Q15 in the Wholesale Lines and higher fees; the latter is in line with higher net earned premiums YoY.

In annual terms, the acquisition cost increased 24% due an atypical cost level 4Q15, which was associated with profit sharing for the reinsurance business and higher fees in the life insurance segment.

7.	Operating Expenses and Efficiency

Credicorp’s efficiency ratio remained stable with regard to 2015 after having posted a slight deterioration at the end of 3Q16. This year’s result was satisfactory given that good cost control at BCP Stand Alone offset the lower-than-expected results for earnings generation. Mibanco, on the other hand, reported a significant improvement in its operating efficiency due to a better-than-expected result for earnings generation. In the QoQ analysis, the improvement of -30 bps is noteworthy and was due primarily to the fact that growth in operating income outstripped the increase in operating expenses, which include the seasonality that affects this component every 4Q.

Operating expenses	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Salaries and employees benefits	740,924	747,396	717,062	-4.1%	-3.2%	2,878,318	2,935,842	2.0%
Administrative, general and tax expenses	586,487	526,613	607,628	15.4%	3.6%	1,995,802	2,101,579	5.3%
Depreciation and amortizacion	115,944	115,129	114,489	-0.6%	-1.3%	447,002	455,298	1.9%
Other expenses	114,788	40,709	49,766	22.2%	-56.6%	236,871	184,971	-21.9%
Total expenses	1,558,143	1,429,847	1,488,945	4.1%	-4.4%	5,557,993	5,677,690	2.2%
Operating income (1)	3,303,077	3,313,248	3,451,289	4.2%	4.5%	12,730,272	13,232,909	3.9%
Operating expenses (2)	1,466,770	1,452,054	1,502,512	3.5%	2.4%	5,513,706	5,732,210	4.0%
Reported efficiency ratio (3)	44.4%	43.8%	43.5%	-30 bps	-90 bps	43.3%	43.3%	0 bps
Operating expenses / Total average assets (4)	3.8%	3.7%	3.8%	10 bps	0 bps	3.8%	3.7%	-10 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses increased +4.1% QoQ. This was due mainly to growth in administrative expenses, general expenses and taxes. This was in line with the seasonality that affects these lines every 4Q, which reflects the increase in transactions at year-end and the financing campaigns that are held during this period in Retail Banking. At BCP Stand Alone, the main accounts that explain this increase were:

(i)	Marketing, additional provisions were registered in November and December for the Latam Pass additional kilometers campaign.

(ii)	Consultants, mainly associated with the Digital Banking project.

In the accumulated analysis, it is important to note that growth in total expenses in 2016 was lower than that reported in 2015. In 2016, total expenses posted growth of +2.0% vs +4.3% in 2015. Total expenses posted an increase due to more:

(i)	Administrative expenses, general expenses and taxes due to an increase in expenses for marketing and consultants at BCP Stand Alone, which was partially offset by a decrease in expenses at Prima and by a decrease in the pace of growth of expenses at Mibanco; and

(ii)	Employee salaries and benefits, due primarily to higher payroll expenses at Mibanco after the increase in the workforce and to a lesser extent, to payroll increases at Credicorp Capital.

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change		Year				% change
S/ 000	3Q15 (1)%		2Q16%		3Q16%		QoQ	YoY	2015	%	2016	%	2016 / 2015
Marketing	79,837	14%	79,316	15%	91,088	15%	14.8%	14.1%	251,341	13%	276,469	13%	10%
Taxes and contributions	54,638	9%	55,450	11%	56,002	9%	1.0%	2.5%	212,064	11%	229,839	11%	8%
Insfrastructure	66,276	11%	65,095	12%	68,388	11%	5.1%	3.2%	236,668	12%	251,266	12%	6%
Minor expenses	73,378	13%	52,827	10%	67,818	11%	28.4%	-7.6%	245,946	12%	221,332	11%	-10%
Systems outsourcing	59,106	10%	61,101	12%	65,330	11%	6.9%	10.5%	205,276	10%	238,004	11%	16%
Programs and systems	66,478	11%	56,350	11%	64,721	11%	14.9%	-2.6%	213,088	11%	229,389	11%	8%
Communications	31,050	5%	25,422	5%	28,267	5%	11.2%	-9.0%	114,249	6%	104,562	5%	-8%
Rent	44,785	8%	44,405	8%	46,233	8%	4.1%	3.2%	170,277	9%	180,302	9%	6%
Consulting	41,580	7%	35,918	7%	44,533	7%	24.0%	7.1%	104,283	5%	125,221	6%	20%
Channels	49,185	8%	46,989	9%	53,106	9%	13.0%	8.0%	179,208	9%	181,312	9%	1%
Others (2)	20,173	3%	3,739	1%	22,141	4%	492.1%	9.8%	63,402	3%	63,884	3%	1%
Total administrative and general expenses	586,487	100%	526,613	100%	607,628	100%	15.4%	3.6%	1,995,802	100%	2,101,579	100%	5%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The ratio for operating expenses / average total assets posted a slight increase of +10 bps QoQ. This was primarily due to lower growth in total assets. In the YoY analysis, the ratio for operating expenses/assets remained stable.

Reported efficiency ratio by subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp

4Q15 (2)	43.5%	56.2%	64.6%	29.8%	22.2%	43.2%	102.5%	44.4%
3Q16	41.2%	56.0%	55.9%	24.0%	27.9%	42.2%	113.5%	43.8%
4Q16	41.5%	52.9%	57.8%	20.2%	28.0%	46.9%	88.7%	43.5%
Var. QoQ	30 bps	-310 bps	190 bps	-380 bps	10 bps	470 bps	-2480 bps	-30 bps
Var. YoY	-200 bps	-330 bps	-680 bps	-960 bps	580 bps	370 bps	-1380 bps	-90 bps

Acum. 2015	41.5%	56.7%	66.9%	25.0%	25.1%	42.7%	102.6%	43.3%
Acum. 2016	40.8%	56.4%	56.7%	23.3%	27.4%	44.5%	100.0%	43.3%
Var.
2016 / 2015	-70 bps	-30 bps	-1020 bps	-170 bps	230 bps	180 bps	-260 bps	0 bps

(1) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

(2) Operating expense + acquisition cost - other expenses) / (Net interest income + fee income + Gain on foreign exchange transactions + Net gain from associates + net earned premiums

In the quarterly analysis, the efficiency ratio was situated at 43.5% at the end of 4Q16. This figure was -30 bps below the 43.8% reported in 3Q16. This evolution was due to an increase in operating income QoQ due to growth in net interest income and in banking fees, mainly at BCP Stand Alone and Mibanco. These increases led to an improvement in the efficiency ratio given that operating costs rose to a lesser extent.

In the YoY analysis, Credicorp’s efficiency ratio fell 90 bps due to a drop in expenses for employee salaries and social benefits at BCP Stand alone. This offset the increase in administrative expenses at BCP Stand Alone and in employee salaries and social benefits at Mibanco.

Credicorp’s accumulated efficiency ratio in 2016 was situated at the same level as in 2015. In terms of the subsidiaries, the 70 bps reduction in the efficiency ratio at BCP Stand Alone was noteworthy. This result was offset to a certain extent by the increase in Pacifico’s efficiency ratio, which was due primarily to a decrease in non-recurring income posted in 2015 after the association with Banmedica.

8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN (000)	Dec 15	Sep 16 (11)	Dec 16	QoQ	YoY
Capital Stock	1,394,185	1,389,100	1,390,547	0.1%	-0.3%
Legal and Other capital reserves (1)	11,222,405	13,524,557	13,539,091	0.1%	20.6%
Minority interest (2)	376,318	324,414	324,474	0.0%	-13.8%
Loan loss reserves (3)	1,293,802	1,318,376	1,337,942	1.5%	3.4%
Perpetual subordinated debt	852,750	850,000	839,000	-1.3%	-1.6%
Subordinated Debt	5,037,176	5,181,341	5,108,525	-1.4%	1.4%
Investments in equity and subordinated debt of financial and insurance companies	(928,018)	(731,447)	(728,626)	-0.4%	-21.5%
Goodwill	(633,877)	(628,458)	(638,604)	1.6%	0.7%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	18,614,741	21,227,882	21,172,350	-0.3%	13.7%

Tier I (5)	10,843,056	12,137,020	12,118,792	-0.2%	11.8%
Tier II (6) + Tier III (7)	7,771,685	9,090,861	9,053,557	-0.4%	16.5%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	15,562,251	16,329,467	16,495,175	1.0%	6.0%
Insurance Consolidated Group (ICG) Capital Requirements	964,728	986,619	961,365	-2.6%	-0.3%
FCG Capital Requirements related to operations with ICG (8)	(126,149)	(172,752)	(197,486)	14.3%	56.6%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	16,400,831	17,143,335	17,259,053	0.7%	5.2%
Regulatory Capital Ratio (A) / (B)	1.13	1.24	1.23
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 10,571 million) and optional capital reserves (PEN 2,954 million).

(2) Minority interest includes Tier I (PEN 357.1 million) and Tier II (PEN 2.1 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

(11) These figures differ from those presented previously; refer to the figures in this report.

At the end of December 2016, Credicorp reported a comfortable capitalization level that was 1.23 times higher than the capital required by the Peruvian Regulator. This ratio posted a slight decrease QoQ because the regulatory capital requirement expanded +0.7% QoQ while Credicorp’s regulatory capital decreased 0.3% QoQ.

The QoQ reduction in regulatory capital was due primarily to the decrease of 1.4% QoQ posted by subordinated debt, which was mainly due to a drop in the exchange rate (the subordinated bonds are emitted in USD).

The QoQ increase in the regulatory capital requirement was due mainly to the increase in the capital requirement for the Consolidated Financial Group, which in turn reflected the fact that more capital was required for loan growth at BCP Standalone.

In the YoY analysis, the regulatory capital ratio increased from 1.13 in 4Q15 to 1.23 in 4Q16 due to higher growth in total regulatory capital (+13.7% YoY), which was in turn associated with a higher increase in Legal and Other capital reserves of +20.6% YoY than in total regulatory capital requirements at Credicorp (+5.2 YoY), which was due to the +6% YoY increase in the Consolidated Financial Group Regulatory Capital Requirements.

8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	Dec 15	Sep 16 (10)	Dec 16	QoQ	YoY
Capital Stock	5,854,051	7,066,346	7,066,346	0.0%	20.7%
Legal and Other capital reserves	3,157,906	3,582,218	3,582,218	0.0%	13.4%
Accumulated earnings with capitalization agreement	600,000	-	-	-	-100.0%
Loan loss reserves (1)	1,146,571	1,165,100	1,181,200	1.4%	3.0%
Perpetual subordinated debt	852,750	850,000	839,000	-1.3%	-1.6%
Subordinated Debt	4,588,342	4,575,152	4,520,406	-1.2%	-1.5%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,587,929)	(1,208,055)	(1,207,968)	0.0%	-23.9%
Investment in subsidiaries and others	(1,922,061)	(1,412,072)	(1,513,593)	7.2%	-21.3%
Unrealized profit and net income in subsidiaries	334,132	204,017	305,624	49.8%	-8.5%
Goodwill	(122,083)	(122,083)	(122,083)	-	-
Total Regulatory Capital	14,489,607	15,908,678	15,859,119	-0.3%	9.5%

Off-balance sheet	34,040,634	33,188,994	34,128,386	2.8%	0.3%

Tier 1 (2)	9,715,725	10,772,454	10,761,497	-0.1%	10.8%
Tier 2 (3) + Tier 3 (4)	4,773,882	5,136,224	5,097,621	-0.8%	6.8%

Total risk-weighted assets	101,068,773	102,270,784	103,350,374	1.1%	2.3%
Market risk-weighted assets (5)	2,047,887	1,172,830	745,539	-36.4%	-63.6%
Credit risk-weighted assets	91,725,676	93,207,994	94,495,998	1.4%	3.0%
Operational risk-weighted assets	7,295,209	7,889,960	8,108,836	2.8%	11.2%

Adjusted Risk-Weighted Assets	100,587,378	101,763,810	102,769,621	1.0%	2.2%
Total risk-weighted assets	101,068,773	102,270,784	103,350,374	1.1%	2.3%
(-) RWA Intangible assets, excluding goodwill.	481,395	506,974	580,752	14.6%	20.6%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Total capital requirement	12,212,332	12,541,229	12,681,668	1.1%	3.8%
Market risk capital requirement (5)	204,789	117,283	74,554	-36.4%	-63.6%
Credit risk capital requirement	9,172,568	9,320,799	9,449,600	1.4%	3.0%
Operational risk capital requirement	729,521	788,996	810,884	2.8%	11.2%
Additional capital requirements	2,105,455	2,314,150	2,346,631	1.4%	11.5%

Capital ratios
Tier 1 ratio (6)	9.61%	10.53%	10.41%
Common Equity Tier 1 ratio (7)	9.34%	10.64%	11.08%
BIS ratio (8)	14.34%	15.56%	15.35%
Risk-weighted assets / Regulatory capital (9)	6.98	6.43	6.52

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(10) Figures differs from previously reported; consider the data on this report.

At the end of 4Q16, BCP Stand-alone (Peru GAAP) registered a slight reduction in its main capital ratios.

In this scenario, the BIS ratio was situated at 15.35%, which represented a decrease with regard to the figure posted in 3Q16. This was due to the increase in Risk-Weighted Assets (RWAs) and in credit risk RWAs in particular. This offset the significant decrease in market risk RWAs due to lower capital requirements for interest rate risk.

The Tier 1 ratio was situated at 10.41% in 4Q16 due to the increase in RWAs.

Finally, the Common equity tier 1 (CET1) ratio, which is the most rigorous ratio to measure capitalization levels, reported an increase of +44 bps and situated at 11.04% at the end of December. This was primarily due to the net income generation level in 4Q.

Common Equity Tier 1 Ratio – BCP Stand-alone

September 2016	December 2016

(1) Includes minor investments.

9.	Distribution channels

	As of			Change (units)
	Dec 15	Sep 16	Dec 16	QoQ	YoY
Branches	460	455	453	-2	-7
ATMs	2,295	2,327	2,345	18	50
Agentes BCP	5,732	5,815	6,098	283	366
Total BCP's Network	8,487	8,597	8,896	299	409
Total Mibanco's Network	323	316	316	-	-7
Total Peru's Network	8,810	8,913	9,212	299	402
Branches	47	49	51	2	4
ATMs	257	261	264	3	7
Agentes BCP Bolivia	50	97	149	52	99
Total Bolivia's Network	354	407	464	57	110
Total Network	9,164	9,320	9,676	356	512

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 4Q15 were 38 and in 3Q16 and 4Q16 were 39.

The distribution channels at BCP, Mibanco and BCP Bolivia reached a total of 9,676 points of contact at the end of 4Q16. This level represented an increase of 356 points QoQ.

BCP reached a total of 8,896 points of contact at the end of 4Q16, which represented an increase of 299 points QoQ. The aforementioned was due primarily to an increase in the number of Agentes BCP (+283 QoQ), which was in line with seasonal growth in this channel and the bank’s annual goal for opening new agents.

Mibanco’s number of offices remained constant QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion to use the latter’s installation across the country to reduce operating costs. At the end of 4Q16, these branches represented 12% of the total (39 branches).

BCP Bolivia increased its number of points of contact QoQ, reaching 464 at the end of 4Q16. This was mainly due to growth in the number of BCP agents.

In the YoY analysis, the total number of points of contact at BCP increased by 409 units and included growth in Agentes BCP (+366) and in ATMs (+50), which was in line with the banking penetration strategy and with migration to cost-efficient channels. BCP Bolivia increased its points of contact (+110 YoY), primarily due to growth in the number of agents (+99 YoY) as the bank moved closer to its goal of 150 agents at the end of 2016. Mibanco posted a decrease in branches (-7 YoY), which were closed due to the proximity of offices and the concentration of clients after Mibanco and Edyficar merged.

Points of Contact by Locality – BCP Stand-alone

	As of			Change (units)
	Dec 15	Sep 16	Dec 16	QoQ	YoY
Lima	273	280	282	2	9
Provinces	187	175	171	-4	-16
Total Branches	460	455	453	-2	-7
Lima	1,423	1,487	1,504	17	81
Provinces	872	840	841	1	-31
Total ATM's	2,295	2,327	2,345	18	50
Lima	2,920	3,066	3,188	122	268
Provinces	2,812	2,749	2,749	0	-63
Total Agentes BCP	5,732	5,815	5,937	122	205

This quarter, the points of contact for BCP Stand-alone increased, both in Lima and in the provinces. In Lima, QoQ growth in points of contact was situated at 141 while the provinces posted an increase of 158 QoQ.

The YoY analysis shows significant growth in Agentes BCP throughout 2016, primarily in Lima (+268). In this context, the share of Agentes BCP in Lima rose from 51% at the end of 2015 to 53% at the end of 2016. Nevertheless, in the provinces, there was a YoY decrease in the number of ATMs (-31) and branches (-16).

Transactions per channel – BCP Stand-alone

	Monthly average in each quarter						% change
No of Transactions per channel (1)	4Q15%		3Q16%		4Q16%		QoQ	YoY
Teller	9,171,259	9.4%	8,688,385	8.2%	8,568,809	7.6%	-1.4%	-6.6%
ATMs	20,141,385	20.6%	20,147,416	18.9%	21,178,095	18.7%	5.1%	5.1%
Balance inquiries	3,186,890	3.3%	3,062,544	2.9%	2,464,238	2.2%	-19.5%	-22.7%
Telephone banking	2,539,704	2.6%	3,681,870	3.5%	4,056,856	3.6%	10.2%	59.7%
Internet banking Via BCP	20,291,413	20.8%	20,323,907	19.1%	20,196,421	17.8%	-0.6%	-0.5%
Agente BCP	14,465,417	14.8%	15,671,673	14.7%	16,725,157	14.8%	6.7%	15.6%
Telecrédito	9,081,293	9.3%	9,379,467	8.8%	9,985,233	8.8%	6.5%	10.0%
Mobile banking	8,323,697	8.5%	14,181,148	13.3%	18,002,256	15.9%	26.9%	116.3%
Direct debit	736,275	0.8%	656,972	0.6%	682,401	0.6%	3.9%	-7.3%
Points of sale P.O.S.	9,509,491	9.7%	10,331,998	9.7%	11,070,340	9.8%	7.1%	16.4%
Other ATMs network	236,397	0.2%	204,019	0.2%	217,259	0.2%	6.5%	-8.1%
Total transactions	97,683,221	100.0%	106,329,398	100.0%	113,147,065	100.0%	6.4%	15.8%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions QoQ increased. This was mainly due to higher volumes in Mobile Banking, Agentes BCP, ATMs and Points of Sale P.O.S. It is important to note that in 4Q16, the “Cambia y Gana BCP - KMS. LATAM Pass” program was held, which contributed to the increase in transactions in Mobile Banking. The increase in the volume of transactions at Agentes BCP was due primarily to the QoQ increase of 283 points of contact.

The YoY analysis, which excludes the seasonal effect, posted an increase in the monthly average of transactions (+15.8%). The aforementioned was due primarily to an increase in the volume of transactions registered through cost-efficient channels such as:

(i)	Mobile Banking (+116.3% YoY), which continues to post an increase its share of total transactions due to its mobile applications “Banca Celular BCP” and “Tus Beneficios BCP”.

(ii)	Telephone Banking (+59.7% YoY) due to an increase in the number of balance inquiries, automatic card validations and other types of non-monetary transactions.

(iii)	Points of sale P.O.S (+16.4% YoY) thanks to the campaign to install P.O.S Visanet for Pymes with a BCP current account at no charge.

(iv)	Agentes BCP (+15.6% YoY), in line with the QoQ increase in points of contact.

On the other hand, some channels posted a drop in transactions: Teller (-6.6% YoY), Balance inquiry modules (-22.7% YoY), Banking by internet via BCP (-0.5% YoY) and ATM (-7.3% YoY), which was in line with migration to cost-efficient channels.

It is important to note that future growth in banking in the region will be seen mainly in digital channels, which is why Credicorp continues to increase its strategic position in these cost-efficient channels.

10.	Economic outlook

Peru: Economic Outlook

Peru	2014	2015	2016	2017	2018

GDP (US$ Millions)	203,079	192,432	195,519	208,224	218,253
Real GDP (% change)	2.4	3.3	3.8	3.6	4.0
GDP per capita (US$)	6,501	6,168	6,200	6,534	6,849
Domestic demand (% change)	2.2	2.9	1.0	2.9	3.7
Total consumption (% change)	4.5	4.3	3.1	3.8	3.9
Gross fixed investment (as % GDP)	25.7	24.4	22.2	22.0	22.2
Public Debt (as % GDP)	20.0	23.3	25.2	26.8	28.0
System loan growth (% change)(1)	13.9	17.3	3.9	N/A	N/A
Inflation(2)	3.2	4.4	3.2	3.0	2.5
Reference Rate	3.50	3.75	4.25	4.25	4.50
Exchange rate, end of period	2.98	3.41	3.36	3.40 - 3.45	3.42-3.47
Exchange rate, (% change)	6.4%	14.6%	-1.7%	1.2%	0.6%
Fiscal balance (% GDP)	-0.3	-2.1	-2.7	-2.5	-2.3
Trade balance (US$ Millions)	-1,509	-3,150	1,199	2,252	1,969
(As % GDP)	-0.7%	-1.6%	0.6%	1.1%	0.9%
Exports	39,533	34,236	36,260	40,335	43,004
Imports	41,042	37,385	35,061	38,083	41,035
Current account balance (US$ Millions)	-8,196	-9,210	-5,872	-5,513	-5,545
(As % GDP)	-4.0%	-4.8%	-3.0%	-2.6%	-2.5%
Net international reserves (US$ Millions)	62,308	61,485	61,686	63,321	64,878
(As % GDP)	30.7%	32.0%	31.5%	30.4%	29.7%
(As months of imports)	18	20	21	20	19

Source: Estimates by BCP Economic Research as of January, 2017; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate

(2) Inflation target: 2%, +/- 1%.

-	Economic Activity: We expect GDP growth in 2017 to be around 3.6% (the fourth consecutive year with growth under 4%). Even though GDP growth in 2017 will be similar to 2016, the drivers will be different. In 2016, mining production explained almost 60% of GDP’s expansion. Conversely, in 2017 the increase in mining production will only explain near 20% of GDP growth while domestic demand growth will accelerate from 1% in 2016 to around 3% in 2017, as long as private investment recovers after falling for three consecutive years.

Domestic demand is likely to remain very slow in 1H17, but it will start to gain strength in 2H17. Domestic demand and private investment reached their minimum level in 4Q16, and will recover gradually. However, this expected recovery will only be felt once 2H17 starts as infrastructure projects such as Jorge Chavez International Airport’s expansion, Line 2 of Lima’s Metro, Panamerican Games, and others, advance.

-	Inflation: inflation will close near 3.0% in 2017 and will return to the target range (2% +/- 1pp.) towards 2H17, after closing at 3.2% in 2016 (the third consecutive year outside the target range).

-	Monetary policy rate: with inflation currently above the target (despite a weak domestic demand and no depreciation pressures on the PEN), the BCRP will hold its reference rate at 4.25% during 2017.

-	Exchange Rate: Our forecast considers a range between USDPEN 3.40-3.45 by the end of 2017 due to the high uncertainty globally. Nonetheless, if copper remains at its current price and there are no negative news coming from the international or local context, we could expect a FX level similar to the one at the end of 2016 or even more appreciated due to a higher trade balance surplus (2017 will be the second consecutive year with a trade balance surplus above USD 2 thousand million, almost doubling the level of 2016).

Main macroeconomic variables

Economic Activity – GDP (real annual percentage variations)

Source: INEI

-	In 4Q16 our estimates suggest GDP expanded around 2.5% YoY (the weakest growth in 7 quarters). This result responds to: (i) a lower contribution from the mining sector compared to the start of the year (4Q16: 15.5%, 1Q-3Q16: 23.5%), and (ii) a fall in public investment of the General Government of 17.6% YoY in real terms.

-	GDP expanded around 3.8% in 2016, above the result of 2015 (3.3%). Nearly 60% of GDP growth is explained due to the solid expansion of mining production (copper production expanded 39%), while domestic demand had a mild advance of 1.0% (below the 2015 level of 2.9%).

Inflation and the reference rate (%)

Source: INEI, BCRP

-	Annual inflation closed 2016 at 3.2%, above the target range of the BCRP (2.0% +/- 1pp.) for the third consecutive year. Nonetheless, inflation excluding food and energy stood at 2.9%. In such context, the BCRP holds its reference rate at 4.25% since Feb-16.

Fiscal result and Current Account Balance Account (% of GDP, Quarter)

*BCP estimates

Source: Central Bank

-	The fiscal deficit closed 2016 at 2.7% of GDP, above the 2015 level (2.1%), but below the maximum registered in Aug-16 (3.4%). Hence, the government complied with its fiscal target of a deficit below 3.0% of GDP in 2016.

-	Between Jan/Nov-16, the Trade Balance registered a surplus of USD 605 million compared to the deficit of USD 3,370 between Jan/Nov-15. Hence, 2016 registered the first trade surplus since 2013 amid higher exported volumes of copper, and a modest recovery of export prices.

Exchange rate (S/ per USD)

Exchange Rate (USDPEN)

-	The Exchange Rate closed 2016 at USDPEN 3.357, presenting a 1.7% appreciation compared to the closing figure of 2015 (3.414) after 3 consecutive years of depreciation. The exchange rate appreciated 0.8% against the close of 3Q16, which was shared by the Brasilean Real (0.2%); other currencies in the region registered a FX depreciation in the 4Q16.

10.3	Executive branch published 112 legislative decrees amid powers granted by Congress

-	These 112 legislative decrees represent one of the most comprehensive efforts of the last governments to improve business environment. Nonetheless, the final impact on medium-term potential growth will depend on: (a) a rapid and effective implementation, emphasizing administrative simplification and promotion of investment matters, and (b) the norms coverage of all Regional and Local Governments, not only the national government.

-	It is important to point out that Congress will revise these decrees to: (i) express conformity, (ii) derogate (partially or fully), (iii) or set modifications. This congressional process is expected to end by Mar-17.

-	Regarding Economic Recovery and Formalization:

o	Regarding Tax measures:

▪	VAT will be cut from 18% to 17% from Jul-17 onwards provided that government revenues from VAT excluding Tax Refunds reach 7.2% of GDP by May-17 (they stood near 6% closing 2016).
▪	The Corporate Income Tax was increased from 28% to 29.5%, the Dividend Tax was cut from 6.8% to 5%.
▪	The additional deductions to the Individual Income Tax were established in Health, Housing Spending, and others.
▪	Tax Amnesty was implemented to achieve capital repatriation of non-declared income, with a 10% rate for income that is declared, and 7% for capital that is repatriated and invested, among other measures.

o	On the actions to accelerate investment:

▪	Changes to the Public Private Partnership (PPP) mechanism and structure of ProInversion (the National Agency of Private Investment Promotion) to foster the execution of major infrastructure projects.
▪	The replacement of SNIP for the “Invierte.pe” system, which focuses on closing the infrastructure gap.
▪	The creation of a Public Infrastructure and Public Services Fund.
▪	Establishment of a Sanitation Fund for PEN 2,000 million
▪	Modifications to the Works-by-Taxes mechanism, with an increase in the number of applicable sectors.

o	On the formalization side, one of the most notable measures was the establishment of the SME Tax Regime (STR), entailing a Corporate Income Tax of 10% to be applied only should the firm’s annual income not exceed 15 Imposable Tax Units, equivalent to PEN 60,750 or USD 18,000, among other measures.

-	In terms of Administrative Simplification, it considered:

o	The creation of the Regulatory Quality Analysis (RQA) to ratify or revoke administrative procedures.
o	The promotion of interoperability between institutions of the Public Administration in order to ease documentation procedures.
o	The easing of the firm creation process (in a period of just 24 hours) through the Center for Entrepreneurial Development.

Main Legislative Decrees in matters of Economic Recovery, Formalization and Administrative Simplification

Legislative
Matter	Decree	Topic

Economic reactivation and Formalization	1347	Modification to the VAT rate from 18% to 17% since Jul-17 which will be subject to Government revenue goals (revenues from VAT excluding Tax Refunds must reach 7.2% of GDP).

	1261	Modification to the Income Tax Regime (Corporate): increase in the Corporate rate from 28% to 29.5% and reduction of the Dividend rate from 6.8% to 5%.

	1264	Establishment of temporal and substitute Income Tax regime for declaration (10%) and investment (7%) of non-declared income held abroad.

	1269	Creation of the special SME Income Tax Regime: 10% rate if annual income is below 15 Imposable Tax Units.

	1258	Modification to the Income Tax Regime (Individual): additional deduction to the Individual Income Tax on Health, Housing Spending, and others.

	1259	Improvement of several special regimes of Tax Refund regarding VAT.

	1250	Modification to the Works-by-Taxes Mechanism: the number of sectors to which the mechanism is enabled was increased.

	1251	Modification to the Public Private Partnership (PPP) mechanism and the structure of Proinversion.

	1252	Derogation of SNIP and creation of the "Invierte.pe" System and the Multiannual Programation and Management System of Investment.

	1270	Modification to the New Unique Simplified Regime and Tax Code.

	1275	Approval of the Responsability and Transparency Framework for Regional and Local Governments: an Outstanding Total Debt Fiscal Law and Current Account Saving Fiscal Law are created.

	1276	Approval of the Fiscal Framework of Responsability and Transparency of the Non-Financial Public Sector; it establishes: (i) the nominal fiscal deficit must not exceed 1.0% of GDP by 2021 (2017: 2.5%, 2018: 2.3%, 2019: 2.0%, 2020: 1.5%, 2021: 1.0%); and (ii) the creation of the Public Infrastructure and Services Fund which is composed of extraordinary income and the resources from the Fiscal Stabilization Fund that exceed 4.0% of GDP, among other measures.

	1257	Establishment of a special fractioning in tax debt and other revenues under administration of SUNAT (National Tax and Customs Superintendency).

Administrative Simplification	1310	Approval of additional measures for administrative simplification; includes the creation of the Regulatory Quality Analisis (RQA).

	1248	Acceleration of the process of investment and other activities under the framework for preparation and development of the XVIII Panamerican Games of 2019 and VI Parapanamerican Games 2019.

	1256	Approval of the Prevention and Elimination of Burocratic Barriers Law.

	1287	Modification of the Regulation of Urban Habilitations and Edifications Law.

	1246	Approval of various measures of administrative simplification; includes the interoperability between institutions of the Public Administration.

	1332	Simplification in the constitution of firms through the Centers of Entrepeunerial Development.

	1333	Promotion of the simplification in access to land for prioritized investment projects.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

11.   Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% change
	Dec 15	Sep 16	Dec 16	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,821,611	3,896,236	4,064,118	4.3%	6.3%
Interest bearing	28,650,927	23,601,925	23,432,508	-0.7%	-18.2%
Total cash and due from banks	32,472,538	27,498,161	27,496,626	0.0%	-15.3%

Trading securities, net	2,673,424	4,609,582	4,474,118	-2.9%	67.4%

Loans	90,328,499	94,319,220	94,780,539	0.5%	4.9%
Current	88,017,645	91,691,633	92,161,691	0.5%	4.7%
Internal overdue loans	2,310,854	2,627,587	2,618,848	-0.3%	13.3%
Less - allowance for loan losses	(3,840,337)	(4,084,178)	(4,207,133)	3.0%	9.6%
Loans, net	86,488,162	90,235,042	90,573,406	0.4%	4.7%

Investments securities available for sale	18,868,752	19,949,532	18,637,050	-6.6%	-1.2%
Investments held to maturity	3,582,129	4,243,603	5,118,419	20.6%	42.9%
Reinsurance assets	457,189	483,585	454,187	-6.1%	-0.7%
Premiums and other policyholder receivables	648,017	601,837	643,224	6.9%	-0.7%
Property, furniture and equipment, net	1,846,571	1,732,536	1,712,189	-1.2%	-7.3%
Due from customers acceptances	222,496	384,783	491,139	27.6%	120.7%
Investments in associates (1)	630,739	646,073	700,390	8.4%	11.0%
Other assets (2)	7,811,702	8,224,473	5,938,776	-27.8%	-24.0%

Total assets	155,701,719	158,609,207	156,239,524	-1.5%	0.3%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	24,311,350	23,684,449	23,341,517	-1.4%	-4.0%
Interest bearing	66,281,952	65,025,163	62,778,338	-3.5%	-5.3%
Total deposits and obligations	90,593,302	88,709,612	86,119,855	-2.9%	-4.9%

BCRP instruments	10,612,840	10,798,751	11,265,406	4.3%	6.1%
Due to banks and correspondents	8,387,517	9,790,822	9,780,273	-0.1%	16.6%
Bonds and subordinated debt	16,305,819	15,571,172	15,962,810	2.5%	-2.1%
Acceptances outstanding	222,496	384,783	491,139	27.6%	120.7%
Reserves for property and casualty claims	879,383	930,683	937,996	0.8%	6.7%
Reserve for unearned premiums	5,482,244	5,815,615	5,851,207	0.6%	6.7%
Reinsurance payable	349,354	413,037	408,588	-1.1%	17.0%
Other liabilities (3)	6,139,012	6,637,293	5,305,741	-20.1%	-13.6%
Total liabilities	138,971,967	139,051,768	136,123,015	-2.1%	-2.1%

Net equity	16,128,015	19,116,945	19,656,133	2.8%	21.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,978)	(209,383)	(209,322)	0.0%	0.2%
Capital surplus	284,171	279,490	280,875	0.5%	-1.2%
Reserves	11,222,405	13,524,557	13,539,091	0.1%	20.6%
Unrealized gains or losses	421,968	1,595,592	1,209,730	-24.2%	186.7%
Retained earnings	3,089,456	2,607,696	3,516,766	34.9%	13.8%

Non-controlling interest	601,737	440,494	460,376	4.5%	-23.5%

Total equity	16,729,752	19,557,439	20,116,509	2.9%	20.2%

Total liabilities and total equity	155,701,719	158,609,207	156,239,524	-1.5%	0.3%

Off balance sheet	71,458,336	64,061,232	64,371,110	0.5%	-9.9%

(1) Mainly includes the agreement between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Mainly includes other payable accounts.

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015

Interest income and expense
Interest and dividend income	2,669,558	2,703,992	2,814,955	4.1%	5.4%	10,029,423	10,796,850	7.7%
Interest expense	(694,118)	(744,568)	(722,446)	-3.0%	4.1%	(2,564,528)	(2,894,008)	12.85%
Net interest income	1,975,440	1,959,424	2,092,509	6.8%	5.9%	7,464,895	7,902,842	5.9%

Net provisions for loan losses	(502,574)	(389,086)	(459,261)	18.0%	-8.6%	(1,880,898)	(1,785,495)	-5.1%

Non-financial income
Fee income	687,164	698,029	709,589	1.7%	3.3%	2,644,191	2,771,561	4.8%
Net gain on foreign exchange transactions	207,165	180,452	175,499	-2.7%	-15.3%	773,798	698,159	-9.8%
Net gain on sales of securities	(16,816)	102,866	27,667	-73.1%	-264.5%	58,012	312,155	438.1%
Net gain from subsidiaries (1)	(2,853)	4,136	1,581	-61.8%	-155.4%	146,910	10,145	-93.1%
Other non-financial income	73,894	53,172	53,758	1.1%	-27.2%	188,882	206,855	9.5%
Total non financial income, net	948,554	1,038,655	968,094	-6.8%	2.1%	3,811,793	3,998,875	4.9%

Insurance underwriting result
Net earned premiums	436,161	471,207	472,111	0.2%	8.2%	1,700,478	1,850,202	8.8%
Net claims	(278,354)	(271,591)	(297,576)	9.6%	6.9%	(1,031,659)	(1,098,905)	6.5%
Acquisition cost	(23,415)	(62,916)	(63,333)	0.7%	170.5%	(192,584)	(239,491)	24.4%
Total insurance underwriting result	134,392	136,700	111,202	-18.7%	-17.3%	476,235	511,806	7.5%

Operating expenses
Salaries and employees benefits	(740,924)	(747,396)	(717,062)	-4.1%	-3.2%	(2,878,318)	(2,935,842)	2.0%
Administrative, general and tax expenses	(586,487)	(526,613)	(607,628)	15.4%	3.6%	(1,995,802)	(2,101,579)	5.3%
Depreciation and amortization	(115,944)	(115,129)	(114,489)	-0.6%	-1.3%	(447,002)	(455,298)	1.9%
Other expenses	(114,788)	(40,709)	(49,766)	22.2%	-56.6%	(236,871)	(184,971)	-21.9%
Total expenses	(1,558,143)	(1,429,847)	(1,488,945)	4.1%	-4.4%	(5,557,993)	(5,677,690)	2.2%

Operating income	997,669	1,315,846	1,223,599	-7.0%	22.6%	4,314,032	4,950,338	14.7%

Translation result	32,733	(2,583)	(905)	-65.0%	-102.8%	46,563	(60,624)	-230.2%
Income taxes	(297,398)	(338,018)	(304,980)	-9.8%	2.5%	(1,197,207)	(1,279,734)	6.9%

Net income	733,004	975,245	917,714	-5.9%	25.2%	3,163,388	3,609,980	14.1%
Non-controlling interest	1,872	25,451	22,747	-10.6%	N/A	71,082	95,398	34.2%
Net income attributed to Credicorp	731,132	949,794	894,967	-5.8%	22.4%	3,092,306	3,514,582	13.7%

(1)	Includes the agreement between Grupo Pacifico and Banmedica.

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Dec 15	Sep 16 (1)	Dec 16	QoQ	YoY
ASSETS
Cash and due from banks	31,541,569	25,534,363	25,373,294	-0.6%	-19.6%
Cash and BCRP	28,154,392	22,900,963	22,406,846	-2.2%	-20.4%
Deposits in other banks	3,278,652	2,462,366	2,858,381	16.1%	-12.8%
Interbanks	105,741	170,000	106,000	-37.6%	0.2%
Accrued interest on cash and due from banks	2,784	1,034	2,067	99.9%	-25.8%

Trading securities, net	1,514,758	2,591,573	2,423,697	-6.5%	60.0%

Loans	88,050,933	86,057,877	86,721,199	0.8%	-1.5%
Current	85,741,907	83,529,020	84,205,084	0.8%	-1.8%
Past due	2,309,026	2,528,857	2,516,115	-0.5%	9.0%
Less - net provisions for possible loan losses	(3,838,009)	(3,881,194)	(4,003,673)	3.2%	4.3%
Loans, net	84,212,924	82,176,683	82,717,526	0.7%	-1.8%

Investment securities available for sale	8,608,228	8,191,614	7,023,769	-14.3%	-18.4%
Investments held to maturiy	3,585,392	3,922,354	4,798,008	22.3%	33.8%
Property, plant and equipment, net	1,724,285	1,562,248	1,541,596	-1.3%	-10.6%
Due from customers acceptances	222,496	384,783	491,139	27.6%	120.7%
Other assets (2)	4,427,948	4,594,052	3,118,227	-32.1%	-29.6%

Total assets	135,837,600	128,957,670	127,487,256	-1.1%	-6.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	86,121,553	76,142,826	74,325,160	-2.4%	-13.7%
Demand deposits	26,702,699	24,432,718	24,592,746	0.7%	-7.9%
Saving deposits	24,905,755	24,154,989	24,791,329	2.6%	-0.5%
Time deposits	27,055,689	20,785,447	17,690,323	-14.9%	-34.6%
Severance indemnity deposits (CTS)	7,183,421	6,611,956	7,117,685	7.6%	-0.9%
Interest payable	273,989	157,716	133,077	-15.6%	-51.4%

BCRP instruments	10,612,840	10,798,751	11,265,406	4.3%	6.1%
Due to banks and correspondents	9,287,616	8,781,396	8,296,814	-5.5%	-10.7%
Bonds and subordinated debt	14,445,670	14,068,175	14,551,570	3.4%	0.7%
Acceptances outstanding	222,496	384,783	491,139	27.6%	120.7%
Other liabilities (3)	2,869,030	5,575,996	4,612,233	-17.3%	60.8%

Total liabilities	123,559,205	115,751,927	113,542,322	-1.9%	-8.1%

Net shareholders' equity	12,113,724	13,062,382	13,795,609	5.6%	13.9%
Capital stock	5,560,671	6,772,966	6,772,966	0.0%	21.8%
Reserves	2,939,044	3,363,356	3,363,356	0.0%	14.4%
Unrealized gains and losses	99,197	48,775	19,205	-60.6%	-80.6%
Retained earnings	672,147	703,655	703,655	0.0%	4.7%
Income for the year	2,842,665	2,173,630	2,936,427	35.1%	3.3%

Minority interest	164,671	143,361	149,325	4.2%	-9.3%

Total equity	12,278,395	13,205,743	13,944,934	5.6%	13.6%

Total liabilities and net shareholders' equity	135,837,600	128,957,670	127,487,256	-1.1%	-6.1%

Off-balance sheet	70,451,671	51,042,498	52,135,513	2.1%	-26.0%

(1)	Figure of Sep 16 differs from previously reported, consider figure on this report
(2)	Mainly includes intangible assets, other receivable accounts and tax credit.
(3)	Mainly includes other payable accounts.

.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Interest income and expense
Interest and dividend income	2,395,074	2,426,776	2,495,177	2.8%	4.2%	8,979,386	9,742,756	8.5%
Interest expense	(619,112)	(673,374)	(636,496)	-5.5%	2.8%	(2,278,985)	(2,634,786)	15.6%
Net interest income	1,775,962	1,753,402	1,858,681	6.0%	4.7%	6,700,401	7,107,970	6.1%
								0.0%
Net provision for loan losses	(492,229)	(380,462)	(447,452)	17.6%	-9.1%	(1,849,073)	(1,749,293)	-5.4%

Non financial income
Fee income	539,268	557,471	563,857	1.1%	4.6%	2,070,235	2,231,722	7.8%
Net gain on foreign exchange transactions	195,558	169,546	162,464	-4.2%	-16.9%	727,082	663,285	-8.8%
Net gain on sales of securities	15,405	23,172	2,460	-89.4%	-84.0%	401,161	56,122	-86.0%
Other	28,797	27,981	17,661	-36.9%	-38.7%	71,366	89,659	25.6%
Total non financial income,net	779,028	778,170	746,442	-4.1%	-4.2%	3,269,844	3,040,788	-7.0%

Operating expenses
Salaries and employees benefits	(573,338)	(569,735)	(545,065)	-4.3%	-4.9%	(2,230,452)	(2,292,002)	2.8%
Administrative expenses	(479,360)	(426,981)	(494,360)	15.8%	3.1%	(1,585,165)	(1,720,580)	8.5%
Depreciation and amortization	(89,581)	(88,187)	(86,158)	-2.3%	-3.8%	(344,808)	(351,430)	1.9%
Other	(18,325)	(24,232)	(36,043)	48.7%	96.7%	(91,916)	(114,961)	25.1%
Total operating expenses	(1,160,604)	(1,109,135)	(1,161,626)	4.7%	0.1%	(4,252,341)	(4,478,973)	5.3%

Operating income	902,157	1,041,975	996,045	-4.4%	10.4%	3,868,831	3,920,492	1.3%
Translation result	8,528	(3,033)	(1,276)	-57.9%	-115.0%	17,880	37,688	110.8%
Income taxes	(238,232)	(270,642)	(226,085)	-16.5%	-5.1%	(1,103,282)	(1,003,512)	-9.0%
Minority interest	(1,909)	(4,791)	(5,887)	22.9%	208.4%	(11,723)	(18,241)	55.6%
Net income continuing operations	670,544	763,509	762,797	-0.1%	13.8%	2,771,706	2,936,427	0.0%
Net income discontinuing operations	17,176	-	-	-	-100.0%	70,961	-	0.0%
Net income	687,720	763,509	762,797	-0.1%	10.9%	2,842,667	2,936,427	3.3%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year
	4Q15	3Q16	4Q16	2015	2016
Profitability
EPS (1)	0.10	0.11	0.11	0.402	0.416
Net interest margin (2)	5.52%	5.70%	6.06%	5.6%	5.6%
ROAA (2)(3)	2.0%	2.4%	2.4%	2.3%	2.2%
ROAE (2)(3)	23.4%	24.1%	22.7%	25.8%	22.7%
No. of outstanding shares (Million)	7,066.35	7,066.35	7,066.35	7,066.35	7,066.35

Quality of loan portfolio
PDL ratio	2.62%	2.94%	2.90%	2.62%	2.90%
NPL ratio	3.50%	3.85%	3.84%
Coverage of PDLs	166.2%	153.5%	159.1%	166.2%	159.1%
Coverage of NPLs	124.7%	117.0%	120.1%
Reserves for loan losses as a percentage of total loans	4.4%	4.5%	4.6%	4.4%	4.6%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	45.5%	43.7%	43.5%	43.8%	43.6%
Oper. expenses as a percent. of total income - including all other items	45.4%	43.8%	44.6%	42.7%	44.1%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.4%	3.4%	3.5%	3.3%	3.31%

Capital adequacy
Total regulatory capital (S/ Million)	14,490	15,909	15,859	14,490	15,859
Tier 1 capital (S/ Million)	9,716	10,772	10,761	9,716	10,761
Common equity tier 1 ratio	9.3%	10.6%	11.1%	9.3%	11.1%
BIS ratio	14.3%	15.6%	15.3%	14.3%	15.3%

Employees	27,232	26,725	26,721	27,232	26,721

(1) Shares outstanding of 7,066 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.3	Mibanco

MIBANCO

(In S/ thousands, IFRS )

	Quarter			% change		Year		% Year
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
ASSETS
Cash and due from banks	1,380,900	1,015,601	919,379	-9.5%	-33.4%	1,380,900	919,379	-33.4%
Investments available for sale and trading securities	1,584,886	1,813,481	1,684,657	-7.1%	6.3%	1,584,886	1,684,657	6.3%
Total loans	7,911,324	8,455,050	8,712,491	3.0%	10.1%	7,911,324	8,712,491	10.1%
Current	7,451,706	7,980,339	8,227,774	3.1%	10.4%	7,451,706	8,227,774	10.4%
Past-due	376,221	381,154	382,806	0.4%	1.8%	376,221	382,806	1.8%
Refinanced	83,397	93,557	101,911	8.9%	22.2%	83,397	101,911	22.2%
Allowance for loan losses	(729,325)	(731,412)	(744,117)	1.7%	2.0%	(729,325)	(744,117)	2.0%
Net loans	7,181,999	7,723,638	7,968,374	3.2%	10.9%	7,181,999	7,968,374	10.9%
Property, plant and equipment, net	242,452	222,790	221,313	-0.7%	-8.7%	242,452	221,313	-8.7%
Other assets	664,593	437,225	441,171	0.9%	-33.6%	664,593	441,171	-33.6%
Total assets	11,054,830	11,212,735	11,234,895	0.2%	1.6%	11,054,830	11,234,895	1.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,994,926	6,600,601	6,451,996	-2.3%	7.6%	5,994,926	6,451,996	7.6%
Due to banks and correspondents	2,663,815	1,586,927	1,777,790	12.0%	-33.3%	2,663,815	1,777,790	-33.3%
Bonds ans subordinated debt	733,033	836,714	761,279	-9.0%	3.9%	733,033	761,279	3.9%
Other liabilities	315,710	717,338	667,200	-7.0%	111.3%	315,710	667,200	111.3%
Total liabilities	9,707,483	9,741,580	9,658,266	-0.9%	-0.5%	9,707,483	9,658,266	-0.5%

Net shareholders' equity	1,347,347	1,471,156	1,576,629	7.2%	17.0%	1,347,347	1,576,629	17.0%

Total liabilities and net shareholders' equity	11,054,830	11,212,735	11,234,895	0.2%	1.6%	11,054,830	11,234,895	1.6%
Net financial income	381,597	412,265	436,082	5.8%	14.3%	1,464,236	1,628,128	11.2%
Provision for loan losses, net of recoveries	(84,420)	(66,994)	(73,064)	9.1%	-13.5%	(337,879)	(273,715)	-19.0%
Non financial income	7,981	9,670	14,103	45.8%	76.7%	46,683	41,161	-11.8%
Operating expenses	(230,010)	(238,328)	(244,154)	2.4%	6.1%	(879,028)	(956,641)	8.8%
Operating Income	75,149	116,614	132,967	14.0%	76.9%	294,011	438,933	49.3%
Translation results	815	(671)	(203)	-69.7%	-125.0%	(1,597)	(1,862)	16.6%
Income taxes	(19,480)	(28,339)	(28,728)	1.4%	47.5%	(70,793)	(101,066)	42.8%
Net income	56,484	87,604	104,035	18.8%	84.2%	221,621	336,004	51.6%
L/D ratio	132.0%	128.1%	135.0%	690 bps	300 bps	132.0%	135.0%	300 bps
Internal overdue ratio	4.8%	4.5%	4.4%	-10 bps	-40 bps	4.8%	4.4%	-40 bps
NPL ratio	5.8%	5.6%	5.6%	0 bps	-20 bps	5.8%	5.6%	-20 bps
Coverage of Internal overdue loans	193.9%	191.9%	194.4%	250 bps	50 bps	193.9%	194.4%	50 bps
Coverage of NPLs	158.7%	154.1%	153.5%	-60 bps	-520 bps	158.7%	153.5%	-520 bps
ROAE	17.1%	24.6%	27.3%	270 bps	1020 bps	17.8%	23.0%	520 bps
ROAE incl. goodwill	15.5%	22.3%	25.0%	270 bps	950 bps	16.0%	21.0%	500 bps
Efficiency ratio	56.2%	56.0%	52.9%	-310 bps	-330 bps	56.7%	56.4%	-30 bps
Branches (1)	323	316	316	-	-7	323	316	-7
Employees	10,164	10,222	10,202	-20	38	10,164	10,202	38

(1) Mibanco branches include Banco de la Nacion branches, which in 4Q15 were 38 and in 3Q16 and 4Q16 were 39.

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	Quarter			Change		Year		Change
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
ASSETS
Cash and due from banks	1,427,300	1,181,065	1,441,023	22.0%	1.0%	1,427,300	1,441,023	1.0%
Investments available for sale and trading securities	1,104,450	1,330,320	1,104,465	-17.0%	0.0%	1,104,450	1,104,465	0.0%
Total loans	4,731,859	5,347,992	5,485,685	2.6%	15.9%	4,731,859	5,485,685	15.9%
Current	4,636,610	5,233,725	5,360,895	2.4%	15.6%	4,636,610	5,360,895	15.6%
Internal overdue loans	74,066	94,883	98,544	3.9%	33.0%	74,066	98,544	33.0%
Refinanced	21,182	19,384	26,245	35.4%	23.9%	21,182	26,245	23.9%
Allowance for loan losses	-175,648	-198,130	-198,089	0.0%	12.8%	-175,648	-198,089	12.8%
Net loans	4,556,211	5,149,862	5,287,596	2.7%	16.1%	4,556,211	5,287,596	16.1%
Property, plant and equipment, net	42,390	35,818	25,781	-28.0%	-39.2%	42,390	25,781	-39.2%
Other assets	115,229	81,420	90,320	10.9%	-21.6%	115,229	90,320	-21.6%
Total assets	7,245,579	7,778,486	7,949,185	2.2%	9.7%	7,245,579	7,949,185	9.7%
						-	-
LIABILITIES AND NET SHAREHOLDERS' EQUITY						-	-
Deposits and obligations	6,378,492	6,849,565	6,837,076	-0.2%	7.2%	6,378,492	6,837,076	7.2%
Due to banks and correspondents	1,994	31,020	167,954	441.4%	N/A	1,994	167,954	8324.3%
Bonds ans subordinated debt	106,399	105,311	104,201	-1.1%	-2.1%	106,399	104,201	-2.1%
Other liabilities	178,093	176,148	219,290	24.5%	23.1%	178,093	219,290	23.1%
Total liabilities	6,664,977	7,162,044	7,328,520	2.3%	10.0%	6,664,977	7,328,520	10.0%
						-	-
Equity	580,602	616,442	620,665	0.7%	6.9%	580,602	620,665	6.9%
						-	-
Total liabilities and net shareholders' equity	7,245,579	7,778,486	7,949,185	2.2%	9.7%	7,245,579	7,949,185	9.7%
Net interest income	67,240	76,385	79,510	4.1%	18.2%	241,572	300,012	24.2%
Provision for loan losses, net of recoveries	-7,865	-6,908	-10,379	50.3%	32.0%	-32,069	-50,083	56.2%
Net interest income after provisions	59,374	69,477	69,132	-0.5%	16.4%	209,503	249,929	19.3%
Non financial income	26,704	27,450	33,141	20.7%	24.1%	109,040	123,659	13.4%
Operating expenses	-65,740	-61,370	-66,959	9.1%	1.9%	-234,811	-239,501	2.0%
Translation result	-82	-51	-197	289.1%	139.5%	-423	-326	-23.0%
Income taxes	-5,292	-14,907	-16,582	11.2%	213.3%	-25,925	-53,059	104.7%
Net income	14,963	20,599	18,534	-10.0%	23.9%	57,384	80,703	40.6%
L/D ratio	74.2%	78.1%	80.2%	215 pbs	605 pbs
Internal overdue ratio	1.57%	1.77%	1.80%	3 pbs	23 pbs
NPL ratio	2.01%	2.14%	2.27%	13 pbs	26 pbs
Coverage of internal overdue ratio	237.1%	208.8%	201.0%	-780 pbs	-3613 pbs
Coverage of NPLs	184.4%	173.4%	158.7%	-1465 pbs	-2567 pbs
Efficiency ratio	64.6%	55.9%	57.8%	199 pbs	-676 pbs
ROAE	10.8%	13.8%	12.0%	-179 pbs	122 pbs
Branches	47	49	51	2	4
Agentes	50	97	149	52	99
ATMs	257	261	264	3	7
Employees	1709	1734	1744	10	35

11.5	Credicorp Capital

Credicorp Capital	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Net interest income	601	-9,700	4,661	-148.1%	676%	-1,313	4,621	-452.0%
Non-financial income	121,358	143,333	134,261	-6.3%	10.6%	475,122	533,414	12.3%
Fee income	88,916	88,247	109,409	24.0%	23.0%	340,283	371,388	9.1%
Net gain on foreign exchange transactions	6,418	11,307	10,969	-3.0%	70.9%	30,089	31,963	6.2%
Net gain on sales of securities	20,317	42,831	13,235	-69.1%	-34.9%	91,831	122,819	33.7%
Other income	5,707	948	648	-31.6%	-88.6%	12,919	7,244	-43.9%
Operating expenses(1)	-182,145	-107,797	-111,060	3.0%	-39.0%	-463,749	-415,752	-10.3%
Operating income	-60,186	25,836	27,862	7.8%	-146.3%	10,060	122,283	1115.5%
Income taxes	-4,678	-3,620	-10,669	194.7%	128.1%	-25,055	-31,480	25.6%
Translation results	4,096	187	-428	-328.9%	-110.4%	12,041	-1,149	-109.5%
Non-controlling interest(2)	15,812	-3,224	-174	-94.6%	-101.1%	6,158	-10,709	-273.9%
Net income	-44,956	19,179	16,591	-13.5%	-136.9%	3,205	78,945	2363.5%

Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by Credicorp Capital Holding Colombia y Credicorp Capital Holding Chile (38.32% y 39% respectively) for 4Q15. For 4Q16 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile own 100% of Correval y IM Trust.

11.6	Atlantic Security Bank

ASB	As of			% change		Year		% change
US$ Millions	Dec 15	Sep 16	Dec 16	QoQ	YoY	2015	2016	2016 / 2015
Total loans	916.5	964.6	917.6	-4.9%	0.1%	916.5	917.6	0.1%
Total investments	847.5	880.1	882.8	0.3%	4.2%	847.5	882.8	4.2%
Total assets	1,962.7	2,053.3	1,983.7	-3.4%	1.1%	1,962.7	1,983.7	1.1%
Total deposits	1,567.3	1,773.7	1,665.9	-6.1%	6.3%	1,567.3	1,665.9	6.3%
Net shareholder's equity	209.2	255.6	257.6	0.8%	23.1%	209.2	257.6	23.1%
Net income	4.8	16.9	12.3	-27.1%	155.4%	47.0	42.6	-9.4%

Interest earning assets

Interest earning assets *	As of			% change
US$ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
Due from banks	167	173	150	-13.7%	-10.6%
Total loans	916	965	918	-4.9%	0.1%
Investments	756	833	835	0.2%	10.5%
Total interest earning assets	1,839	1,971	1,902	-3.5%	3.4%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	As of			% change
US$ 000	Dec 15	Sep 16	Dec 16	QoQ	YoY
Deposits	1,567	1,774	1,666	-6.1%	6.3%
Borrowed Funds	168	0	36	100.0%	-78.8%
Other liabilities	19	24	25	2.8%	32.3%
Total liabilities	1,754	1,798	1,726	-4.0%	-1.6%

Assets under management and Deposits (US$ Millions)

Assets under management and Deposits (US$ Million)

Portfolio distribution as of December 2016

Portfolio distribution
December 2016

11.7	Grupo Pacifico

GRUPO PACÍFICO (1)

(S/ in thousands)

	Quarter			% change		Year		% change
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Balance
Total assets	9,329,154	10,453,470	10,159,623	-2.8%	8.9%	9,329,154	10,159,623	8.9%
Invesment on securities (2)	6,720,080	7,598,343	7,541,097	-0.8%	12.2%	6,720,080	7,541,097	12.2%
Technical reserves	6,377,419	6,754,917	6,804,124	0.7%	6.7%	6,377,419	6,804,124	6.7%
Net equity	1,786,789	2,431,271	2,191,185	-9.9%	22.6%	1,786,789	2,191,185	22.6%
Quarterly income statement
Net earned premiums	445,994	477,366	481,337	0.8%	7.9%	1,730,337	1,880,128	8.7%
Net claims	266,477	271,591	297,576	9.6%	11.7%	1,019,782	1,098,905	7.8%
Net fees	96,361	118,363	126,720	7.1%	31.5%	403,304	459,447	13.9%
Net underwriting expenses	-6,713	9,894	13,458	36.0%	-300.5%	33,309	49,568	48.8%
Underwriting result before Medical services	89,869	77,519	43,583	-43.8%	-51.5%	273,942	272,208	-0.6%

Net financial income	75,453	113,848	118,077	3.7%	56.5%	339,506	439,956	29.6%

Operating expenses	109,061	100,784	103,949	3.1%	-4.7%	385,959	403,845	4.6%

Other income	20,149	6,258	15,633	149.8%	-22.4%	35,516	39,376	10.9%
Traslations results	4,416	1,373	861	-37.3%	-80.5%	13,939	-3,184	-122.8%
Gain (loss) from Grupo Pacífico and Banmédica agreement	-2,853	4,136	1,581	-61.8%	-155.4%	146,910	10,145	-93.1%
Income tax	15,190	13,921	13,774	-1.1%	-9.3%	74,351	51,393	-30.9%

Income before minority interest	62,784	88,430	62,013	-29.9%	-1.2%	349,503	303,264	-13.2%
Non-controlling interest	5,941	8,289	7,550	-8.9%	27.1%	25,043	32,786	30.9%

Net income	56,842	80,140	54,462	-32.0%	-4.2%	324,460	270,478	-16.6%
Ratios
Ceded	17.3%	19.6%	16.2%	-340 bps	-110 bps	16.6%	17.8%	120 bps
Loss ratio (3)	59.7%	56.9%	61.8%	490 bps	210 bps	58.9%	58.4%	-50 bps
Fees + underwriting expenses, net / net earned premiums	20.1%	26.9%	29.1%	220 bps	900 bps	25.2%	27.1%	190 bps
Underwriting results / net earned premiums	20.2%	16.2%	9.1%	-710 bps	-1110 bps	15.8%	14.5%	-130 bps
Operating expenses / net earned premiums	24.5%	21.1%	21.6%	50 bps	-290 bps	22.3%	21.5%	-80 bps
ROAE (4)(5)	13.4%	13.7%	9.4%	-430 bps	-400 bps	12.5%	13.6%	110 bps
Return on written premiums	8.0%	11.4%	7.7%	-370 bps	-30 bps	11.8%	9.7%	-210 bps
Combined ratio of P&C (6)	86.1%	88.0%	97.5%	950 bps	1140 bps	90.1%	91.3%	120 bps

(1) Financial statements without consolidation adjustments.

(2) Excluding investments in real estate.

(3) Net claims / Net earned premiums.

(4) Includes unrealized gains.

(5) Annualized and average are determined as the average of period beginning and period ending.

(6) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(S/ in thousands)

	Quarter			% change		Year		% change
	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Results
Net earned premiums	208,414	223,533	230,638	3.2%	10.7%	821,097	882,156	7.4%
Net claims	-179,012	-189,433	-192,818	1.8%	7.7%	-695,408	-742,436	6.8%
Net fees	-8,649	-10,467	-10,562	0.9%	22.1%	-36,781	-40,596	10.4%
Net underwriting expenses	-2,684	-3,088	-2,983	-3.4%	11.1%	-11,318	-12,466	10.1%
Underwriting result	18,069	20,545	24,275	18.2%	34.4%	77,590	86,658	11.7%

Net financial income	1,461	1,348	1,578	17.1%	8.0%	4,399	5,449	23.9%
Operating expenses	-16,565	-16,629	-19,064	14.6%	15.1%	-63,784	-69,216	8.5%
Other income	3,367	852	-54	-106.3%	-101.6%	4,702	1,638	-65.2%
Traslations results	419	-30	120	-496.5%	-71.5%	1,009	-124	-112.2%
Income tax	-1,481	-1,940	-3,885	100.3%	162.3%	-8,159	-9,473	16.1%

Net income before Medical services	5,269	4,145	2,971	-28.3%	-43.6%	15,757	14,933	-5.2%

Net income of Medical services	11,805	12,020	8,136	-32.3%	-31.1%	30,536	40,618	33.0%

Net income	17,074	16,164	11,107	-31.3%	-34.9%	46,293	55,551	20.0%

11.8	Prima AFP

Main financial indicators	Quarter			% change		Year		% change
S/ 000	4Q15	3Q16	4Q16	QoQ	YoY	2015	2016	2016 / 2015
Total assets	880,844	842,608	883,893	4.9%	0.3%	880,844	883,893	0.3%
Total liabilities	296,039	268,026	277,899	3.7%	-6.1%	296,039	277,899	-6.1%
Net shareholders' equity	584,805	574,583	605,994	5.5%	3.6%	584,805	605,994	3.6%
Income from commissions	97,565	101,776	103,133	1.3%	5.7%	399,478	407,153	1.9%
Administrative and sale expenses	(37,360)	(37,493)	(42,879)	14.4%	14.8%	-152,268	-160,074	5.1%
Depreciation and amortization	(4,854)	(5,370)	(5,691)	6.0%	17.3%	-19,248	-21,257	10.4%
Operating income	55,351	58,913	54,563	-7.4%	-1.4%	227,962	225,821	-0.9%
Other income and expenses, net	(1,112)	(791)	772	-197.6%	-169.4%	-1,688	301	-117.8%
Income tax	(16,484)	(16,410)	(20,949)	27.7%	27.1%	-65,580	-69,576	6.1%
Net income before translation results	37,756	41,712	34,386	-17.6%	-8.9%	160,694	156,546	-2.6%
Translations results	629	127	(28)	-122.0%	-104.5%	1,389	-734	-152.8%
Net income	38,385	41,840	34,358	-17.9%	-10.5%	162,083	155,813	-3.9%
ROAE (1)	27.5%	30.7%	23.3%

(1) Net shareholders' equity includes unrealized gains from Prima’s investment portfolio.

Funds under management

Funds under management	Sep	% share	Dec 16	% share
Fund 0	275	0.6%	297	0.7%
Fund 1	5,155	11.8%	5,013	11.6%
Fund 2	30,466	69.9%	30,356	70.2%
Fund 3	7,695	17.7%	7,546	17.5%
Total S/ Millions	43,592	100%	43,213	100%

Source: SBS.

Nominal profitability over the last 12 months

	Sep 16 / Sep 15	2016 / 2015
Fund 0	-	-
Fund 1	14.0%	8.6%
Fund 2	16.0%	10.2%
Fund 3	15.7%	10.0%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration
Mixed fee

Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	3Q16	3Q16	3Q16	4Q16	4Q16	4Q16
Affiliates	1,462,835	6,181,379	23.7%	1,467,576	6,264,103	23.4%
New affiliations (1)	-	83,497	0.0%	-	87,457	0.0%
Funds under management (S/ Millions)	43,592	136,684	31.9%	43,213	136,353	31.7%
Collections (S/ Millions) (1)	736	2,368	31.1%	739	2,403	30.8%
Voluntary contributions (S/ Millions)	404	840	48.1%	458	939	48.8%
RAM (S/ Millions) (2)	2,123	6,842	31.0%	2,108	6,810	31.0%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

11.9 Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income/ Average* Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	Annualized[Interest on loans–(Interest expense x (Average* total loans /Average interest earning assets))]/Average total loans

Funding cost	Annualized interest expense / Average* of total liabilities

Return on average assets (ROAA)	Annualized net income attributable to Credicorp / Average* assets

Return on average equity (ROAE)	Annualized net income attributable to Credicorp / Average* net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Gross loans

Non – performing loans ratio (NPL ratio)	Non-performing loans / Gross loans

Coverage ratio of internal overdue loans	Allowance for loan losses / Internal overdue loans

Coverage ratio of non – performing loans	Allowance for loan losses / Non-performing loans

Cost of risk	Annualized net provisions for loan losses / Gross loans

Insurance
Combined Ratio of P&C	(Net claims/Net earned premiums) + (Acquisition cost + operating expenses / Net earned premiums). Does not include Life insurance business.

Loss Ratio	Net Claims / Net Earned Premiums

Underwriting Result / Net Earned Premium	(Net Earned Premiums - Net Claims - Acquisition Cost) / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net premiums earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / Average* total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk-weighted assets

Tier 1 ratio	Tier 1 / Risk-weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + retained earnings + unrealized gains or losses.

(1) Averages are determined as the average of period-beginning and period-ending balances.